Expert Opinion

Valuation of ENERSIS Public Bonds
&
Loan from ELESUR

NOTE: For all formal purposes, the original document is in Spanish, and is available upon request. This translation is provided only for information and transparency purposes.

March 6, 2003

Expert Opinion on ENERSIS’ Public Bonds and ELESUR Loan

APPENDICES	19

APPENDIX: Legal Opinion by Mr. José Joaquín Ugarte Godoy	55

1.         Background

ENERSIS S.A. (hereinafter ENERSIS) has requested a valuation of intercompany debt it has with ELESUR S.A. (hereinafter ELESUR) and with other debt contracs for the purpose of their possible capitalization. According to Article 15 of Law 18.046 of Corporations (Sociedades Anónimas) and Article 22 of Supreme Decree 587 (Corporate Regulations), it is necessary that experts determine the value of non-monetary contributions. In the case of a capital increase, it is also necessary that a shareholders’ meeting approve them.

Thus, as required by the above-mentioned legislation, ENERSIS has requested that I issue an Expert Opinion about a stock subscription using company debt. This Expert Opinion will appraise the value of the debt that ENERSIS has with ELESUR, which will be taken into account when the shareholders decide about a capital increase and a possible debt capitalization.

Furthermore, I have been requested to appraise the value of bonds issued by ENERSIS in Chilean pesos and foreign currencies in the event that bondholders are given the option to use such bonds to subscribe and pay for stock shares.

In preparing this Expert Opinion, I have reviewed the following documents and information:

•          ENERSIS Annual Report 2001

•          FECU financial statement as of December 2002

•          ENERSIS financial report as of September 2002, prepared by ENERSIS Investor Relations

•          ENDESA financial report as of September 2002, prepared by ENDESA Investor Relations

•          “The Effect of Argentine Subsidiary Problems on the Debt of ENDESA-Chile and ENERSIS S.A.,” prepared for the Assistant General Manager of ENERSIS, ENERSIS internal document, June 18, 2002

•          ENERSIS response to SVS Oficio N° 09391, dated September 13, 2002

•          Information on ENERSIS Group Company Loan Agreements, internal document, dated September 30, 2002

•          Internal correspondence concerning ELESUR’s loan to ENERSIS

•          Local bond issue contracts between ENERSIS S.A. and Banco de Santiago

•          Dollar (“Yankee”) bond issue contracts between de ENERSIS S.A. and JP Morgan Chase

•          Bilateral and syndicated loan contracts between ENERSIS and financial institutions

•          ENERSIS Operating and Financial Projections for 2003-2006, internal document, September 2001

•          ENERSIS Operating and Financial Projections for 2003-2007, internal document, December 2002

•          ENERSIS Risk Rating Report, Feller Rate, January 10, 2003

•          ENERSIS Risk Rating Report, S&P, December 11, 2002

•          Other internal company documents

The closing date of this report is February 28, 2003 for the sake of collecting information and market prices. The most important parameters used may be found in Appendix 1.

2.         Company’s Financial Position

The company’s debt with ELESUR as well as its bonds are directly related to the rest of the obligations and the overall debt service capacity of the company and its subsidiaries. Section 2.1 provides a general description of the company’s bank obligations. Sections 2.2, 2.3 and 2.4 analyze the Yankee bonds, peso bonds and the ELESUR loan respectively. Section 2.5 analyzes the debt service capacity, based on projections by ENERSIS’ budget department. It shows the company’s reduced debt service capacity due to devaluations in Argentina and Brazil and economic stagnation in the region.

2.1       Summary of Loans, Covenants and Cross Defaults

Loans

ENERSIS loans as of February 28, 2003 may be broken down as follows:

a) Bilateral loans:	USD $674 million
b) Syndicated loans:	USD $900 million
c) Yankee bonds:	USD $700 million
d) Peso bonds:	USD $131 million
e) ELESUR loan:	USD $1,313 million

The total is USD $3,718 million, as of February 28, 2003. Table 2.1 of Appendix 2 provides a detailed breakdown of these amounts.

Covenants related to financial ratios

With the exception of the loan with ABN AMRO, bilateral and syndicated loans have acceleration clauses based on the following ratios in the company’s consolidated balance sheet:

•          Debt to equity ratio < 0.7

•          Interest coverage ratio > 2.4

The corresponding ratios for the ABN AMRO loan are 0,8 and 1,7. The company’s last consolidated balance sheet as December 31, 2002 showed the following values for the above-mentioned ratios:

•          Debt to equity ratio: 0.613

•          Interest coverage ratio: 2.85

In addition, the contracts for the bilateral loans with BSCH and HBSC and the syndicated loans with BBVA totaling USD $808 million stipulate the following modification of the financial ratios for the rest of the first quarter of 2003:

•          Debt to equity ratio < 0.6

•          Interest coverage ratio > 3.0

Risk Rating Covenants

If the rating of the long-term international debt should fall below investment grade (BBB- according to Standard and Poor’s), the debt principal will become due in 60 days.

Cross-default Acceleration

The syndicated and bilateral loans produce cross-default acceleration if the combined unpaid loans of the parent company or its principal subsidiaries, which are defined as those that represent at least 12.l5% of consolidated assets, sales, or profits, exceed USD $30 million. The Yankee bonds have a less restrictive condition. Any individual unpaid bond of any subsidiary regardless of size of more than USD $30 million shall be declared in cross-default. In the case of peso bonds, cross default occurs when the parent company suffers a debt acceleration that exceeds 3% of the assets of the consolidated balance. In practice, the loans are inextricably interrelated.

2.2       Yankee Bonds

In December 1996 ENERSIS placed by means of JP Morgan Chase three fixed rate dollar bonds: one for USD $300 million with a rate of 6.9% maturing in December 2006; one for USD $250 million with a rate of 7.4% maturing in December 2016, and one for USD $150 million with a rate of 6.6% maturing in December 2026 and a put option for December 2003. Given the company’s deteriorated financial situation it is expected that it could exercise the put option on the full amount of the third bond. Table 2.2 indicates the amortization of the bonds. .

2.3       Peso (UF-Indexed) bonds

Two bonds were issued in June 1999 and placed in the domestic market by means of Banco de Santiago during November and December of the same year. The first one (B-1) was for 4,000,000 UF at a fixed rate of 5.5% with a maturity date in June 2009. The second one (B-2) totaled 2,500,000 UF with a fixed rate of 5.75% maturing in June 2022.

Bond B-1 has fixed semi-annual interest payments of 77.86 UF per 1000 UF placed. The unpaid balance as of February 28, 2003 is 3,374,406 UF.

Bond B-2 has an amortization grace period until June 2006, which generates a fixed quota of 28.35 UF per 1000 UF placed until that date, increasing to 47.95 UF starting in December 2006, date on which the grace period ends. As a result, the unpaid balance as of February 28, 2003 is 2,500,000 UF. Table 2.3 indicates the amortization of these bonds.

2.4       ELESUR Loan

In April 1999 ELESUR made a loan of CLP $1,026,157 to ENERSIS in order to purchase 34.7% of ENDESA’s shares by means of a tender offer. Initially it was a two-year term loan in Euros with an interest rate of 3%, a single balloon payment, and a prepayment option. The loan is equivalent to approximately €2.000 million at the current exchange rate.

On August 31, 1999 the loan was converted into UF at the rate of CHP $542 per Euro (or €27,53 per 1 UF) in order to avoid a possible loss to ENERSIS due to the imminent appreciation of the Euro. The interest was fixed at an annual rate 5.8% for the first 6 months. Subsequently, the interest rate was determined by the TAB. The total amount of €2,003,656,193 consists of two loans: one for €1,733,802,486 and second for €269,853,707. Likewise, it was decided that both loans should have the same maturity date of May 12, 2001.

In June 2000 ENERSIS requested a one-year extension under the same conditions in order to avoid deteroration of its financial ratios due to the fact that the ELESUR loan was about to become a short-term liability. The request to extend the maturity date to May 2002 was approved.

In September 2000 as the result of a capital increase, ENERSIS prepaid €364 million (roughly UF 13.3 million), which left an outstanding balance of UF 60 million.

In June 2001 ENERSIS requested another one-year extension to avoid weakening its financial ratios due to the fact that the ELESUR loan was about to become a short-term liability. The request was accepted. However, since it was a subordinated inter-company loan, (1) the interest rate was modified to TAB + 50 basis points starting in May 2002, and the maturity date was extended to May 2003.

In April 2002 ENERSIS once again requested one-year extension to help improve its financial ratios. The request to extend the maturity date to May 2004 was approved, maintaining the interest rate of TAB + 50 basis points but stipulating a renewal commission of 25 basis points on the date of any future renewals. It is important to note that as a result of the devaluation of the peso and the prepayment of USD $364 million that was made in September 2000, the unpaid loan balance as of April 2002 totaled approximately USD $1,480 million.

On July 30, 2002 ENDESA Spain sent a letter to the risk rating services with a copy to the Spanish securities commission to clarify possible investor doubts about the company by stating that the company did not intend to demand payment of the USD $1,400 million loan in May 2004 and that at the request of ENERSIS the interest payments could be postponed, thereby generating new interest. The reduction of in the amount of the loans measured in dollars since April 2002 was due principally to the persistent devaluation of the Chilean peso.

The principal balance as of February 28, 2002 was UF 58,968,225 consisting of three loans: UF 35,827,779 with an annual renewal commission of 25 basis points and payments every six months at the 360 day TAB rate plus 0.5%, UF 22,873,999 with an annual renewal commission of 25 basis points and semi-annual payments at the 180 day TAB rate plus 0.5%, and UF 266.447 with semi-annual payments at the 90 day TAB rate plus 0.5%. The equivalent in dollars as of February 28, 2003 was approximately USD $1,313 million.

Loan Characteristics

In order to strengthen the financial position of ENERSIS, ELESUR has been very flexible about the repayment of the loan. An example of this is the letter that ENDESA Spain sent to the risk rating services on July 30, 2002, in which it expressed its intention of postponing the loan’s maturity date by one year and the payment of interest if requested by ENERSIS. The letter also explicitly states its intention to help improve the liquidity of its subsidiaries by buying assets if necessary.

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   (1)    Letter from Mr. José María Fesser, CEO of ELESUR, to Mr. Juan Ignacio Domínguez, Adjunct CEO of ENERSIS, dated Junio 30, 2001.

In addition, in the letter from ELESUR to ENERSIS dated June 30, 2001 the company explicitly recognized the subordinated nature of the loan, which made it possible to modify the interest rate conditions.

However, except for the banking sector, Chilean law does not recognize the term “subordinated debt.” Nevertheless, one might think that private parties can negotiate special conditions in any loan contract, including a voluntary subordination. Considering this and the fact that this loan is only guaranteed by letters between ENERSIS and ELESUR, the company requested an independent legal opinion to the lawyer José Joaquín Ugarte Godoy to determine the loan priorities. This report is included in the Appendix. The conclusions are categorical in that “no Chilean law authorizes a general subordinated loan agreement” and that “under Chilean law the parties can not subordinate a loan unless the law explicitly recognizes such character in it.” Therefore, upon maturity this loan has the same priority as any other debt in the same category (including bank loans and public bonds), as determined by the Chilean law.

2.5       Debt Service Capacity

Table 2.4, In Appendix 2, shows the financial obligations of ENERSIS under different scenarios after the renegotiation. It is assumed that all the loans will be renegotiated with due dates beyond 2006 and that the banks will grant additional credits only to pay off the bonds at their respective maturity dates. The table indicates that the company can generate sufficient cash flow to make interest payments; however, the slack for principal prepayments is reduced. For the sake of illustration, supposing that the bank and ELESUR loans pay a fixed interest rate of 6% for the next four years, the company’s projected cash flows would give it a capacity to prepay USD $60 million per year, which represents 6.5% of the total debt.

The table also indicates that the decline in debt service capacity is attributable to a sharp projected drop in income caused by the regional economic crisis, especially after the devaluations in Argentina and Brazil.

3.         Valuation of Foreign Issued Bonds (Yankee Bonds)

According to JP Morgan Chase, these bonds have daily transactions of roughly USD $2 million. Despite the fact that these amounts indicate a rather thin market, the prices have been relatively stable over time, which indicates that market prices or interest rates reflect relevant available information.

3.1       History of Prices, Interest Rates, and Related Events

As shown in Graph 3.A, there were recently two significant changes in the level of bond prices, which occurred around mid May 2001 and in early October 2002. The events are related to crises in neighboring countries and the decline in the debt service capacity of ENERSIS. Indeed, in mid May 2001 Fitch and S&P lowered their risk ratings for Argentina. Later, in October 2002, the Brazilian real suffered a big devaluation due to concerns about the upcoming presidential election. (2) These events naturally affected most the price of the longest-term bond, whose price fell first 15% and then another 5% (20% in total). The graph also shows that lowered risk ratings, especially the last one, apparently did not have a simultaneous effect on the bond prices. This means that investors had already anticipated these events.

Graph 3.B and 3.C in Appendix 3 show the spread between the ENERSIS bonds and U.S. Treasury bonds and the Chilean sovereign bonds. The latter have an unusual inverse spread/term relationship in that it is higher for the shorter the term bonds. Normally the short-term spread should be lower given that shorter-term bonds are considered less risky. The most logical interpretation for this fact is that the company will experience some liquidity problems over a period of time. However, it is not likely that the market expects a forced bondholder renegotiation when the first bond matures in December 2003, since if that were to happen, the effective maturity of all these bonds would be the same (given the acceleration clauses), and therefore should have the same price, which is clearly not the case. Therefore, investors expect that any short-term debt renegotiation will most likely be successful. Finally, it is important to bear in mind that the bond’s spread over U.S. Treasury bonds is definitely not consistent with their current risk rating. In fact, Tables 3.1-3.4 show that the current spread is more consistent with that of bonds rated around the B level.

3.2       Bond Valuation

The relatively large “bid-asked spread” presents a practical problem for valuing these bonds. Considering the “fair value” reported by Bloomberg we observe values that are close to actual price quotes for these bonds. In any case, these “fair values” are within the range of offered buy and sell prices. As shown in Graphs 3.A and 3.C historically there has been a close correlation between the price variations of the different bonds, especially the two longer-term bonds. The relation between the price variations of the bonds is statistically significant. There is also a significant inverse relationship between the interest rate variations of the shortest-term bond and the price variations of the other two bonds.

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   (2)    “Lula” won the first-round election on October 6 and the second-round runoff on October 27. The real depreciated 18% between the 13th and 30th of September 2002.

Lastly, according to JP Morgan the bond maturing in 2006 is more frequently traded than the longest-term bond. Therefore, in my opinion, the prices observed during the last two days of February for the Yankee bond maturing 2016 (source: Bloomberg) are not consistent with the prices of the other bonds, and, therefore, a different value should be used in its place. This is estimated based on the daily price relationship shown by the three bonds in recent months, as shown in Graphs 3.D and 3.E. This relationship produces the following results:

Table 1 – Value of Yankee Bonds

Bond	Present Value*	Effective Annual Yield (%)

Yankee 2026 (Put 2003)	981.0	11.88
Yankee 2006	875.8	11.96
Yankee 2016	723.8	12.10
Weighted average	844.1	11.99
*Per USD $1000 of unamortized capital or nominal value

The detailed calculations are shown in Table 3.5.

4.         Valuation of Domestic Bonds

Section 2.3 and Table 2.3 describe the characteristics of the UF-denominated bonds issued in Chile. Graph 4.A shows the history of the interest rates of domestic bonds and 8-year PRC notes. They indicate that the difference in interest rates between the two has notably increased. The biggest increase coincides with the reduction of the local risk rating for the ENERSIS bonds. This is somewhat surprising because the most important changes in international ratings occurred before. Indeed, Standard and Poor’s had lowered ENERSIS’s rating from A- to BBB+ in May 2002. In any case, the spreads of local bonds have generally increased, which is not entirely attributable to the higher credit risk. However, the question remains as to whether the observed spread is “correct” given the bonds’ credit rating.

Graph 4.B shows the yields of domestic 3- to 5-year maturity bonds as of January 2003. There is a noticeable dispersion in the rates, even for bonds with the same credit risk rating. The second highest yield corresponds to the ENERSIS bond, which clearly does not bear any relation to its domestic credit rating.

For the purpose of valuation, the most important problem is illiquidity and the resulting unrepresentativeness of observed prices. Indeed, bond B-1 has been traded an average of 4 times per month, with an average amount of CLP $286 million. Bond B-2 has only traded twice since it was issued. To avoid valuation problems related to illiquidity and generalized inconsistencies with domestic risk ratings, it is necessary to use as reference the yields of the Yankee bonds issued by ENERSIS, in order to determine the discount rate to be used for valuation of the domestic bonds.

In the absence of arbitrage, in an efficient market with moderate transaction costs, there should exist equality between the spread of the Yankee bonds over dollar-denominated Chilean Soveregin bonds and the spread of domestic peso bonds over government notes of similar characteristics. (3)

The Nelson-Siegel model was used to analyze in greater detail recent yields in order to estimate the rate curves of zero-coupon bonds equivalent to the Yankee bonds, Chilean government bonds and domestic UF bonds. This last curve is based on the rates for PRC notes. Then, assuming no arbitrage opportunities, for each future cash flow from the bonds issued by ENERSIS the UF discount rate is determined as the sum of the zero coupon “risk free (UF) rate” plus the spread of the Yankee bonds over the Chilean sovereign dollar-denominated bonds for the same maturity. (4)

Graph 4.C in Appendix 4 shows the estimated rate curves for the different types of bonds.

Using the discount rates derived with the aforemention method, the corresponding interest and principal cash flows for bonds B-1 and B-2 were discounted, producing the results shown below in Table 2. The detailed calculations are presented in Tables 4.1 and following in Appendix 4. The interest rate for the shorter-term bond turned out to be slightly higher because, despite the fact that the interest rates for domestic government bonds are increasing, the spreads with respect to government bonds are decreasing with respect to maturities.

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(3)       If this is not the case, it is advisable to sell the the domestic bond, buy the Yankee bond, and hedge in pesos (or viceversa). Alternatively, if the bonds are in the portfolio and the domestic bond is relatively expensive, it is advisable to sell it and buy the Yankee bond and, to compensate for the exchange rate exposure, sell dollar denominated government bonds and buy PRC notes. In both cases, it is possible to increase the expected portfolio return without affecting the level of risk.

(4)       The result should obviously be similar to taking the Yankee bond rate and subtracting the spread between the dollar denominated government bonds and and the PRC notes, which is roughly 2 percentage points.

Table 2 – Valuation of Domestic Bonds

Bond	Price (% Par Value)	Effective Annual Yield (%)	Yield Last Transaction (%) and date

B-1 (15-6-2009)	87.23	10.36	8.40 28-2-2003
B-2 (15-6-2022)	71.59	10.10	8.00 24-9-2002
Weighted Average	80.57	10.25	—

5.         Valuation of the ELESUR Loan

5.1       Preliminary Considerations

The methodologies used for the valuation of the ELESUR loan under different assumptions require parameters taken from derivative instruments in order to transform the cash flows from one modality to another so that it is possible to use information regarding market interest rates. One of the concerns in this case is the size of the operation that would effectively be required to either change the debt in UF into U.S. dollars or the interest rate from a floating to a fixed rate. Considering the fact that the ELESUR loan exceeds USD $1.3 billion, it is clear that an operation of this size would affect the price offered by intermediaries for smaller transactions.(5) Therefore, the question is what set of parameters should be used: one that assumes that an operation will take place for the total amount, or another one, assuming that the transaction is marginal.

We favor the second alternative, for several reasons. First, the purpose of this report is a valuation and not to quantify the costs of a particular “financial engineering” operation, which would certainly be very big for local standards. The idea is analogous to detemining the value of the portfolios of mutual funds or pension funds: we need a long-term market valuation rather than a liquidation value. Second, given the profit margins of bank operations, ENERSIS and ELESUR could negotiate relatively more favorable conditions for both companies if they wished to actually do some of the assumed transactions, without having to resort to an intermediary. Third, if ENERSIS effectively wishes to carry out these operations with banks, there is no need to hurry, which would help it obtain more favorable conditions, especially if they were spread out over a period of time. Furthermore, these arguments justify using the mid point of the bid-asked spread.

5.2       Upper bound: One-Year Valuation Using Dollar Swaps

In order to estimate the value of the ELESUR loan it is necessary to determine the discount rate. ENERSIS has an outstanding issue of Yankee bonds with a put option in December 1, 2003. Given that the ELESUR loan is subordinated at least in terms of maturity, in that it becomes due on May 13, 2004, the discount rate that should be used for the valuation of these bonds should not be higher than the rate used to calculate the present value of the ELESUR loan.

The Yankee bond discount rate is dollar-based. Therefore, in order to make the debts comparable it was necessary to use a swap from a floating TAB rate to a fixed dollar rate for the term and amount of the loan. The market rate used for this operation was USD+2.33% regardless of the term of the TAB rate.(6)

Given the results as of February 28, 2003 presented in Section 3.2, the implicit discount rate of the ENERSIS bonds for a term equivalent to the due date of the ELESUR loan is 11.9%. It should be remembered that using this discount rate implicitly takes into account the company’s current liquidity problems, which are already reflected in the spread structure.

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(5)       Actual quotes obteined by ENERSIS according to them.

(6)       We used the mid point of bid-asked prices. Source: Deustche Bank and estimates based on JP Morgan. See Table 1.1.

Table 3 below summarizes the results of the estimates. The detailed calculations are included in Table 5.1 in Appendix 5.

Table 3: Upper Bound of the ELESUR Loan Value

(% of Par Value)

TAB 180	90.55
TAB 360	90.70
TAB 90	89.93
Weighted Avg.	90.64

5.3       Valuation Using Swaps from Floating Rate to Fixed Rate in UF

In this case the calculation procedure consists of making a swap from a floating to a fixed rate using the market data for this operation summarized in Table 4 below.

Table 4: Rate Swap from TAB to Fixed Rate in UF

	YEAR	2	3	4	5	6	7	8	9	10

Rate Swap	TAB-Fixed (%)	2.74	3.42	3.96	4.34	4.87	5.18	5.47	5.68	5.84

Source: Average bid-asked spread from Deutsche Bank and JP Morgan.

The ELESUR loan conditions include a rate of TAB + 0.5%, or the fixed rate equivalent, and a 0.25% additional commission in the event of renewal. Subsequently, the loan payment schedule is calculated for different due dates.

The fixed rate equivalent loan interest can be discounted using the same rate structure as presented in Section 4 for the valuation of the domestic bonds, which was based on the spread of the Yankee bonds. The calculation was performed for different due dates. In addition, a calculation was made to determine the spread over TAB (or its fixed rate equivalent) that makes the loan valuation equal to 100% of its par value. The results are summarized below in Table 5 and Table 6. The detailed calculations are included in Table 5.2 and Table 5.3 in Appendix 5.

Table 5: Valuation of ELESUR Loan as a Percentage of its Par Value

    For Different Due Dates

DUE DATE	YEAR	2005	2006	2007	2008	2009	2010

LOAN VALUATION	TAB 180	88.59	85.54	83.33	82.34	81.26	79.39
	TAB 360	88.76	85.76	83.59	82.61	81.55	79.08

Table 6: Spread Over TAB Necessary to Maintain Loan Valuation

    at 100% of its Par Value (%)

DUE DATE	YEAR	2005	2006	2007	2008	2009	2010

SPREAD OVER TAB EQUIVAL.	TAB 180	6.46	6.00	5.60	5.10	4.81	4.11
	TAB 360	6.46	6.00	5.60	5.10	4.81	4.11

Broadly, the results in Table 6 can be explained as follows: the discount rate in UF is somewhat higher than 10% (see Table 2). Adding the required spread shown in Table 6 (declining) and the swap rate (increasing) the total rate is roughly 9%. Furthermore, the result can be verified when taking into consideration the additional loan spread of 50 basis points plus 25 basis points for renewal and that on the report closing date of February 28 there was an interest payment due.

Among the values presented in Table 5, the most probable due date in my opinion is the year 2010, given the company’s projected income and expenses (especially financial expenses, which most probably will be reprogrammed). Although it will be difficult for ENERSIS to generate sufficient funds to completely pay off the loan by that date, it is very likely that by then the company will have overcome its current financial problems and thereby qualify for new loans that would enable it to pay off the ELESUR loan.

To a certain extent, the values in Table 5 for the year 2010 represent the lower bound for the loan valuation, since they assume that ELESUR cannot change the current loan conditions. This assumption is certainly incorrect, given the information presented in Section 2.4, and therefore represents the main limitation for this type of valuation.

5.4       Valuation by Interest Rates Simulation, starting in Year 2004 (Interest Rate Trees)

This section covers the ELESUR loan valuation starting in 2004, which is the loan’s current due date, assuming a successful renegotiation with the rest of the relevant creditors. Later Section 5.5 will re-estimate the present value of the loans as of February 2003.

We assume that the refinancing of bank debts will have interest rates of approximately LIBOR + 3.5%, which corresponds to a credit risk rating of about BBB- (see Tables 3.1 and following). If a swap were made today at current interest rates, it would be approximately equivalent to a spread over TAB of 3%. (7) We assume that the spread will be the same in 2004. An important assumption in the following analysis is that creditors will be willing to explicitly accept the ELESUR loan only as a subordinated loan, both legally and financially, which is more likely to occur under foreign rather than Chilean law.

This loan valuation has considered the spread for subordination that the market demands for senior debt with a risk rating of BBB-. Debt subordination increases the risk by at least a “notch.” Tables 3.1 to 3.4 of Appendix 3, show the spread that the market demands when the risk rating falls from BBB- to BB+. Tables 3.1 and 3.2 show the results for electric utility companies, using the median and average spreads respectively. Tables 3.3 and 3.4 show the results for industrial companies. The increase in spread due to a one “notch” credit rating reduction based on the four different criteria is 301 basis points, 288 basis points, 327 basis points and 270 basis points, respectively, with an average of 297 basis points. This means that when subordination takes place the ENERSIS-ELESUR debt should have a market interest rate of TAB + 6%. Notice that these spreads are consistent with the results presented in Section 5.3.

A very important issue to remember is that on the next due date ELESUR can set new loan conditions. Therefore, as of May 2004, if the new terms establish that the new interest rate to be charged is, for example, TAB+6%, then by definition the loan value at that moment will be exactly equal to par, since the required and paid rates are the same. It is important to point out that the validity of this argument does not depend on the specific modality adopted for the loan, whether it involves fixed or floating interest rates or whether it is in pesos or dollars. The only important thing is the spread between the rate paid and the market rate.

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(7)       Source: Average Bid-Ask Deutsche Bank and quotations obtained by ENERSIS.

It is reasonable to assume that ELESUR will encounter difficulties in charging the full spread of 3 percentage points over the rate renegotiated with the banks. First, ENERSIS is going through delicate renegotiation process, in which it is likely that the creditors will restrict both the interest rates and payments. The interest rate restrictions may be either direct or indirect. In the first case they establish a maximum interest rate, while in the second case, which will undoubtedly be true, there will be covenants considering a minimum interest coverage ratio. High interest rates obviously deteriorate this financial indicator. Second, it is possible that the Superintendent of Securities and Insurance finds that an interest rate of TAB plus six percentage points (equivalent to LIBOR plus 6.5%) does not correspond to a transaction “at market conditions”, as required by law for any transaction between related parties, thereby reverting the operation, independently of what may finally happen after possible legal actions taken by the company. Third and last, given that the risk rating services consider this loan as quasi-capital, they can reconsider the company’s risk rating by questioning the payment of high interest rates for subordinated debt.

In conclusion, the loan that ENERSIS has from ELESUR ought to have an additional spread over bank loan interest rates. However, payments could start only if there is sufficient financial capacity to do so, which can only be proven by amortizing a substantial portion the bank debts.

For the purpose of the current calculation, it is assumed that, with the consent of the banks and without objections from the risk rating services, ELESUR can charge an interest rate of TAB plus 4%, which is equivalent to one percentage above the bank interest rates. However, it is also assumed that the market-required spread over TAB should decline from 6% to 4%, to the extent that the company improves its financial situation.

The critical parameter for valuing the loan is the difference between the required an paid interest rates and the speed at which these interest rates converge over time, as measured by a persistence parameter assumed to be approximately 80%.(8)

The rest of the parameters of the model are:

a)        Interest rate structure (yield curve) of government UF-denominated zero-coupon bonds (presented in Section 4 and calculated using the Nelson-Siegel model).

b)        TAB rate spread over the risk free rate of 0.65%.

c)        TAB rate annual volatility of 2%.

Based on the current interest rate structure, a binomial tree of forward interest rates is generated, assuming that in each following period rates can take only two values. However, despite such a simple representation, the interest rate tree allows us to price correctly the risk free local bonds. (9) Based on this tree, another one was generated for the future TAB interest rates by adding the previously assumed spread. In addition, we considered the possibility that the company ought postpone part of the loan interest payments, by adding them to the principal balance and accruing new interest. The problem was resolved by assuming interest payout fractions of 100%, 80%, 30% and 0%.

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(8)       A persistence of 80% means that the spread of the next period will correspond 80% to the spread of the current period and 20% to the long-term spread, in this case 4%.

(9)       This methodology is described in Bond Markets, Análisis and Strategy, by Frank J. Fabozzi, fourth edition, 2000, pages 348-359.

Since the problem cannot be resolved analytically, a Montecarlo simulation was used to randomly generate different trajectories of forward interest rates and then evaluate the instrument for a particular one. However, all the possible trajectories are consistent with the rate structure as of February 28, 2003. According to the law of large numbers, the average for a sufficiently large number of simulations will converge to the expected value of the instrument in May 2004.

Table 7 below shows the results of the Montecarlo simulation for the different assumed fractions of interest payments.

Table 7: Loan Value as of May 2004 for a market interest rate of 6%, consisting of a base rate of 4% for the ELESUR loan and a persistence parameter of 80%.

Interest Payout (%)	Value as of May 2004 (% of Par Value)

100	95.95
80	95.85
30	95.58
0	95.40

The semi-annual rate trees (Tables 5.4 and 5.5) and the histogram for a 30% payout (Graph 5.A) based one thousand simulations are presented in Appendix 5 at the back of the report.

As explained previously, results are sensitive principally to the difference between the required and paid interest rates and the speed at which the two converge. The other parameters, if kept within reasonable ranges, including the interest payout, do not materially affect the results.

5.5       Valuation as of February 28, 2003

Section 5.4 shows that the ELESUR loan value as of May 2004 will not be 100% of its par value, due principally to its risk level, since we assume that it will have to be subordinated to the other (bank) loans. Using the value of 95.58 as of May 2004 for a 30% payout ratio and then replacing with it the final value used in Section 5 (instead of 100% of par), the average ELESUR loan value is 86.8% of its par value, as shown in Table 8 below. The detailed calculations are contained in Table 5.6 in Appendix 5.

Table 8: ELESUR Loan Value

(% of par value)

TAB 180	86.72
TAB 360	86.93
TAB 90	86.07
WEIGHTED AVERAGE	86.84

It is important to note that approximately 3.8% of the lower value with respect to the par value is explained by the assumed inability of ELESUR to charge the interest rate that corresponds to the loan risk as of 2004 (a reduction from 90.64 to 86.84), while the remaining 9.4% is entirely explained by the non-payment short-term risk due to illiquidity

6.         Summary and Conclusions

This report was prepared with February 28, 2003 as the closing date for collecting data and market indicators.

The loan par value is understood to be the unamortized principal balance plus the unpaid accrued interest as of February 28, 2003.

In summary, based on the methodologies described in this report, it is my Expert Opinion that:

•          The economic value of the ELESUR loan is 86.84% of its par value. In this case the economic value and the par value include the interest due on the closing date of the report.

•          The economic value of the domestic bonds issued by ENERSIS is, on average, 80.57% of their par value, broken down as follows: 87.23% for bond B-1 and 71.59% for bond B-2, with effetive annual yields of 10.36% and 10.10%, respectively.

•          In the case of the Yankee bonds, their values are similar to their latest market values, with some minor adjustments for illiquidity and certain anomalous observations. Thus, for each USD $1,000 in nominal value , the Yankee bonds having maturities in 2026 (with a put option in December 2003), 2006, and 2016 have the following respective values: 981.0; 875.8 and 723.8. The corresponding effective annual interest rates are 11.88%, 11.96% and 12.10%.

Declaration of Responsibility

According to Article 22 of Supreme Decree 587 (Regulation of Corporations), expert opinions required by the Law of Corporations or this regulation can only be issued by highly qualified experts, who are adults that have not been convicted of any crimes. The experts should sign their technical or expert opinions in the presence of a notary public and declare that they are responsible for the opinion contained therein. Consequently, this expert assumes his full personal responsibility for the opinions contained in this report.

Eduardo Walker H.

Full Professor
Pontificia Universidad Católica de Chile
March 6, 2003

APPENDIX 1

TABLE 1.1   List of Assumptions and Values as of February 28, 2003

UF	$16,683.6
Dollar	$749.4

LIBOR 1 YEAR	1.38%
TREASURY DURATION 1	1.23%

International Bonds

BOND	DURATION	YIELDS/SPREADS

TREASURY November 2003*	0.687	1.20%
YANKEE ENERSIS 2026 PUT 2003	0.683	11.88%
SPREAD		10.68%

TREASURY July 2006	3.032	2.11%
YANKEE ENERSIS 2006	3.079	11.96%
SPREAD		9.85%

TREASURY February 2012	7.303	3.63%
YANKEE ENERSIS 2016**	7.367	12.10%
SPREAD		8.47%

SOVEREIGN July 2007	3.860	4.13%
SOVEREIGN April 2009	4.953	4.82%
SOVEREIGN January 2012	6.610	5.47%
SOVEREIGN January 2013	7.489	5.52%

*          All yields are annualized rates.

**       Value corrected for illiquidity.

Swap: TAB to Dollar (fixed)

SOURCE	Deutsche	JP Morgan		Average

TAB 90	2.15	2,50	*	2.33%
TAB 180	2.15	2,50	*	2.33%
TAB 360	2.15	2,50	*	2.33%

*          Extrapolated values using logarithmic model

Swap: TAB to UF (fixed)

TERM	Deutsche	JP Morgan		Average

1	0.85	1.17	*	1.01
2	2.9	2.62		2.76
3	3.45	3.35		3.40
4	3.95	3.89		3.92
5	4.25	4.49		4.37
6	4.95	4.83		4.89
7	5.25	5.1		5.18
8	5.55	5.38	*	5.47
9	5.75	5.62	*	5.68
10	5.85	5.83	*	5.84

*          Extrapolated values using logarithmic model

Debt

TASA BASE	MMUF

TAB 360	35.828
TAB 180	22.874
TAB 90	0.266

APPENDIX 2

TABLE 2.1   ENERSIS Debt

Bilateral Loans

Bank	Contract Date	Outstanding Balance* (US$ MM)	Due Date

BSCH	July 1999	143	August 2003
BBVA	July 1999	48	August 2003
Dresdner	August 1999	115	August 2003
CITIBANK	August 1999	14	August 2003
CITIBANK	January 2000	40	August 2003
BOFA	July 1999	49	August 2003
HSBC	July 1999	15	August 2003
BBVA	July 1999	150	May 2004
ABN AMRO	May 2001	100	May 2003
Total		674

Sindicated Loans

Lead Bank	Contract Date	Outstanding Balance* (US$ MM)	Due Date

BSCH-BBVA	December 2000	200	January 2004
BSCH-BBVA	December 2001	200	January 2004
BBVA & Dresdner	July 2001	500	July 2004
Total		900

ELESUR Loan

Readjustment	Contract Date	Outstanding Balance* UF	Outstanding Balance (US$ MM)

Annual	April 1999	35,827,779	798
Semi-annual	April 1999	22,873,999	509
Quarterly		266,447	6
Total		58,968,225	1,313

Yankee Bonds

Custodian	Contract Date	Outstanding Balance* (US$ MM)	Maturity Date

JPMorgan Chase	December 1996	300	December 2006
JPMorgan Chase	December 1996	250	December 2003
JPMorgan Chase	December 1996	150	December 2016
Total		700

Domestic Bonds

Custodian	Contract Date	Colocación UF	Outstanding Balance* UF	Outstanding Balance* (US$ MM)	Maturity Date

B. Santiago	November 2001	4,000,000	3,374,406	75	June 2009
B. Santiago	December 2001	2,500,000	2,500,000	56	June 2022
Total			5,874,406	131

TOTAL	3,718

*          outstanding balance as of February 28, 2003

TABLE 2.2   Yankee Bond Amoritization Payment Schedules

Put December 2003, maturity December 2026

Principal US$	1,000

Maturity	7 o 30
Cupon	6.60%
Semi-annual interest	3.30%

Date	Oustanding Balance	Amortization	Interest	Payment

01-Jun-1997	1,000.00	0.00	33.00	33.00
01-Dic-1997	1,000.00	0.00	33.00	33.00
01-Jun-1998	1,000.00	0.00	33.00	33.00
01-Dic-1998	1,000.00	0.00	33.00	33.00
01-Jun-1999	1,000.00	0.00	33.00	33.00
01-Dic-1999	1,000.00	0.00	33.00	33.00
01-Jun-2000	1,000.00	0.00	33.00	33.00
01-Dic-2000	1,000.00	0.00	33.00	33.00
01-Jun-2001	1,000.00	0.00	33.00	33.00
01-Dic-2001	1,000.00	0.00	33.00	33.00
01-Jun-2002	1,000.00	0.00	33.00	33.00
01-Dic-2002	1,000.00	0.00	33.00	33.00
01-Jun-2003	1,000.00	0.00	33.00	33.00
01-Dic-2003	0.00	1,000.00	33.00	1,033.00

Note: This bond has the option of continuing to pay interest until December 2026, at which time the principal would be paid.

Maturity December 2006

Principal US$	1,000

Maturity	10
Cupon	6.90%
Semi-annual interest	3.45%

Date	Oustanding Balance	Amortization	Interest	Payment

01-Jun-1997	1,000.00	0.00	34.50	34.50
01-Dic-1997	1,000.00	0.00	34.50	34.50
01-Jun-1998	1,000.00	0.00	34.50	34.50
01-Dic-1998	1,000.00	0.00	34.50	34.50
01-Jun-1999	1,000.00	0.00	34.50	34.50
01-Dic-1999	1,000.00	0.00	34.50	34.50
01-Jun-2000	1,000.00	0.00	34.50	34.50
01-Dic-2000	1,000.00	0.00	34.50	34.50
01-Jun-2001	1,000.00	0.00	34.50	34.50
01-Dic-2001	1,000.00	0.00	34.50	34.50
01-Jun-2002	1,000.00	0.00	34.50	34.50
01-Dic-2002	1,000.00	0.00	34.50	34.50
01-Jun-2003	1,000.00	0.00	34.50	34.50
01-Dic-2003	1,000.00	0.00	34.50	34.50
01-Jun-2004	1,000.00	0.00	34.50	34.50
01-Dic-2004	1,000.00	0.00	34.50	34.50
01-Jun-2005	1,000.00	0.00	34.50	34.50
01-Dic-2005	1,000.00	0.00	34.50	34.50
01-Jun-2006	1,000.00	0.00	34.50	34.50
01-Dic-2006	0.00	1,000.00	34.50	1,034.50

Maturity December 2016

Principal US$	1,000

Maturity	20
Cupon	7.40%
Semi-annual interest	3.70%

Date	Oustanding Balance	Amortization	Interest	Payment

01-Jun-1997	1,000.00	0.00	37.00	37.00
01-Dic-1997	1,000.00	0.00	37.00	37.00
01-Jun-1998	1,000.00	0.00	37.00	37.00
01-Dic-1998	1,000.00	0.00	37.00	37.00
01-Jun-1999	1,000.00	0.00	37.00	37.00
01-Dic-1999	1,000.00	0.00	37.00	37.00
01-Jun-2000	1,000.00	0.00	37.00	37.00
01-Dic-2000	1,000.00	0.00	37.00	37.00
01-Jun-2001	1,000.00	0.00	37.00	37.00
01-Dic-2001	1,000.00	0.00	37.00	37.00
01-Jun-2002	1,000.00	0.00	37.00	37.00
01-Dic-2002	1,000.00	0.00	37.00	37.00
01-Jun-2003	1,000.00	0.00	37.00	37.00
01-Dic-2003	1,000.00	0.00	37.00	37.00
01-Jun-2004	1,000.00	0.00	37.00	37.00
01-Dic-2004	1,000.00	0.00	37.00	37.00
01-Jun-2005	1,000.00	0.00	37.00	37.00
01-Dic-2005	1,000.00	0.00	37.00	37.00
01-Jun-2006	1,000.00	0.00	37.00	37.00
01-Dic-2006	1,000.00	0.00	37.00	37.00
01-Jun-2007	1,000.00	0.00	37.00	37.00
01-Dic-2007	1,000.00	0.00	37.00	37.00
01-Jun-2008	1,000.00	0.00	37.00	37.00
01-Dic-2008	1,000.00	0.00	37.00	37.00
01-Jun-2009	1,000.00	0.00	37.00	37.00
01-Dic-2009	1,000.00	0.00	37.00	37.00
01-Jun-2010	1,000.00	0.00	37.00	37.00
01-Dic-2010	1,000.00	0.00	37.00	37.00
01-Jun-2011	1,000.00	0.00	37.00	37.00
01-Dic-2011	1,000.00	0.00	37.00	37.00
01-Jun-2012	1,000.00	0.00	37.00	37.00
01-Dic-2012	1,000.00	0.00	37.00	37.00
01-Jun-2013	1,000.00	0.00	37.00	37.00
01-Dic-2013	1,000.00	0.00	37.00	37.00
01-Jun-2014	1,000.00	0.00	37.00	37.00
01-Dic-2014	1,000.00	0.00	37.00	37.00
01-Jun-2015	1,000.00	0.00	37.00	37.00
01-Dic-2015	1,000.00	0.00	37.00	37.00
01-Jun-2016	1,000.00	0.00	37.00	37.00
01-Dic-2016	0.00	1,000.00	37.00	1,037.00

TABLE 2.3   Domestic Bond Amortization Payment Schedules

Series B-1

Principal UF	1,000

Term	8
Annual Interest	5.50%
Semi-annual Interest	2.71%
Grace period (years)	0
Semi-annual Payment OF	77.88

Date	Outstanding Balance	Amortization	Accumulated Amortization	Interest	Payment

15-Dec-2001	949.26	50.74	50.74	27.13	77.88
15-Jun-2002	897.14	52.12	102.86	25.76	77.88
15-Dec-2002	843.60	53.53	156.40	24.34	77.88
15-Jun-2003	788.61	54.99	211.39	22.89	77.88
15-Dec-2003	732.14	56.48	267.86	21.40	77.88
15-Jun-2004	674.12	58.01	325.88	19.86	77.88
15-Dec-2004	614.54	59.59	385.46	18.29	77.88
15-Jun-2005	553.34	61.20	446.66	16.67	77.88
15-Dec-2005	490.47	62.86	509.53	15.01	77.88
15-Jun-2006	425.91	64.57	574.09	13.31	77.88
15-Dec-2006	359.59	66.32	640.41	11.56	77.88
15-Jun-2007	291.47	68.12	708.53	9.76	77.88
15-Dec-2007	221.50	69.97	778.50	7.91	77.88
15-Jun-2008	149.63	71.87	850.37	6.01	77.88
15-Dec-2008	75.82	73.82	924.18	4.06	77.88
15-Jun-2009	0.00	75.82	1,000.00	2.06	77.88

Series B-2

Principal UF	1,000

Term	21
Annual Interest	5.75%
Semi-annual Interest	2.83%
Grace period (years)	5
Semi-annual Payment OF	28.35	(until 15-jun-2006)
Semi-annual Payment OF	47.95	(starting 15-dec 2006)

Date	Outstanding Balance	Amortization	Accumulated Amortization	Interest	Payment

15-Dec-2001	1,000.00			28.35	28.35
15-Jun-2002	1,000.00			28.35	28.35
15-Dec-2002	1,000.00			28.35	28.35
15-Jun-2003	1,000.00			28.35	28.35
15-Dec-2003	1,000.00			28.35	28.35
15-Jun-2004	1,000.00			28.35	28.35
15-Dec-2004	1,000.00			28.35	28.35
15-Jun-2005	1,000.00			28.35	28.35
15-Dec-2005	1,000.00			28.35	28.35
15-Jun-2006	1,000.00			28.35	28.35
15-Dec-2006	980.40	19.60	19.60	28.35	47.95
15-Jun-2007	960.24	20.16	39.76	27.79	47.95
15-Dec-2007	939.51	20.73	60.49	27.22	47.95
15-Jun-2008	918.19	21.32	81.81	26.63	47.95
15-Dec-2008	896.27	21.92	103.73	26.03	47.95
15-Jun-2009	873.73	22.54	126.27	25.41	47.95
15-Dec-2009	850.55	23.18	149.45	24.77	47.95
15-Jun-2010	826.71	23.84	173.29	24.11	47.95
15-Dec-2010	802.19	24.51	197.81	23.44	47.95
15-Jun-2011	776.98	25.21	223.02	22.74	47.95
15-Dec-2011	751.06	25.92	248.94	22.03	47.95
15-Jun-2012	724.40	26.66	275.60	21.29	47.95
15-Dec-2012	696.98	27.42	303.02	20.54	47.95
15-Jun-2013	668.79	28.19	331.21	19.76	47.95
15-Dec-2013	639.80	28.99	360.20	18.96	47.95
15-Jun-2014	609.99	29.81	390.01	18.14	47.95
15-Dec-2014	579.33	30.66	420.67	17.29	47.95
15-Jun-2015	547.80	31.53	452.20	16.42	47.95
15-Dec-2015	515.38	32.42	484.62	15.53	47.95
15-Jun-2016	482.04	33.34	517.96	14.61	47.95
15-Dec-2016	447.75	34.29	552.25	13.66	47.95
15-Jun-2017	412.50	35.26	587.50	12.69	47.95
15-Dec-2017	376.24	36.26	623.76	11.69	47.95
15-Jun-2018	338.96	37.28	661.04	10.67	47.95
15-Dec-2018	300.61	38.34	699.39	9.61	47.95
15-Jun-2019	261.19	39.43	738.81	8.52	47.95
15-Dec-2019	220.64	40.55	779.36	7.40	47.95
15-Jun-2020	178.94	41.70	821.06	6.25	47.95
15-Dec-2020	136.07	42.88	863.93	5.07	47.95
15-Jun-2021	91.97	44.09	908.03	3.86	47.95
15-Dec-2021	46.63	45.34	953.37	2.61	47.95
15-Jun-2022	0.00	46.63	1,000.00	1.32	47.95

TABLE 2.4   Debt Service Capacity

(MMUS$)

This table demonstrates the debt service capcity under different assumptions regarding the interest rates negotiated with the banks and ELESUR. Income is earnings before interest and taxes (EBIT).

Bank and ELESUR Loans
Assumed interest rate: 5%

YEAR	2003	2004	2005	2006	TOTAL

Bond Interest CHP (assumed 5.75)	8.1	7.5	6.8	6.2	28.5
Bond Interest USD 6.6	9.9	0.0	0.0	0.0	9.9
Bond Interest USD 6.9	20.7	20.7	20.7	20.7	82.8
Bond Interest USD 7.4	18.5	18.5	18.5	18.5	74.0
Bank Loan Interest (Total)	75.7	83.7	84.3	84.9	328.5
ELESUR Loan Interest	68.7	68.7	68.7	68.7	274.8
Total Interest	201.6	199.1	199.0	198.9	798.5

INCOME PRE CRISIS*	342.9	492.5	567.6	675.6	2078.6
INCOME POST CRISIS**	284.9	225.2	282.7	367.7	1160.4

Principal Payment Capacity Pre Crisis	141.3	293.5	368.6	476.7	1280.0
Principal Payment Capacity Post Crisis	83.3	26.1	83.7	168.8	361.9

Assumed interest rate: 6%

YEAR	2003	2004	2005	2006	TOTAL

Bond Interest CHP (assumed 5.75)	8.1	7.5	6.8	6.2	28.5
Bond Interest USD 6.6	9.9	0.0	0.0	0.0	9.9
Bond Interest USD 6.9	20.7	20.7	20.7	20.7	82.8
Bond Interest USD 7.4	18.5	18.5	18.5	18.5	74.0
Bank Loan Interest (Total)	90.8	100.4	101.1	101.8	394.2
ELESUR Loan Interest	82.4	82.4	82.4	82.4	329.8
Total Interest	230.4	229.6	229.6	229.6	919.2

INCOME PRE CRISIS*	342.9	492.5	567.6	675.6	2078.6
INCOME POST CRISIS**	284.9	225.2	282.7	367.7	1160.4

Principal Payment Capacity Pre Crisis	112.4	263.0	338.0	445.9	1159.4
Principal Payment Capacity Post Crisis	54.4	-4.4	53.1	138.0	241.3

Assumed interest rate: 7%

YEAR	2003	2004	2005	2006	TOTAL

Bond Interest CHP (assumed 5.75)	8.1	7.5	6.8	6.2	28.5
Bond Interest USD 6.6	9.9	0.0	0.0	0.0	9.9
Bond Interest USD 6.9	20.7	20.7	20.7	20.7	82.8
Bond Interest USD 7.4	18.5	18.5	18.5	18.5	74.0
Bank Loan Interest (Total)	106.0	117.2	118.0	118.8	459.9
ELESUR Loan Interest	96.2	96.2	96.2	96.2	384.7
Total Interest	259.3	260.0	260.2	260.3	1039.8

INCOME PRE CRISIS*	342.9	492.5	567.6	675.6	2078.6
INCOME POST CRISIS**	284.9	225.2	282.7	367.7	1160.4

Principal Payment Capacity Pre Crisis	83.6	232.5	307.4	415.2	1038.7
Principal Payment Capacity Post Crisis	25.6	-34.8	22.5	107.3	120.6

      *    Figures were calculated based on information as of September 2001 from the ENERSIS Budget Deparment.

    **    Figures were calculated based on information as of December 2002 from the ENERSIS Budget Deparment.

APPENDIX 3

TABLE 3.1   Spread Required over U.S. Treasuries for Electric Utility Bonds (median)

PLAZO	0-0.5	0.5-1.5	1.5-2.5	2.5-3.5	3.5-4.5	4.5-5.5	5.5-6.5	6.5-8.5	8.5-10.5	10.5-+

AAA	104	99	108	110	122	131	136	129	154	159
AA-	35		51		182			148
AA			55	61	61
A+	61	178	241	129	234	131	294	291	278	190
A-	75	106	121	124	132	146	163	143	219	165
A	107	87	101	124	126	121	146	148	199	208
BBB+	107	131	140	164	153	171	182	188	199	199
BBB	161	140	199	165	179	172	212	215	237	213
BBB-	192	212	216	298	241	269	430	310	420	262
BB+	375	513	394	453	756		959	805	441	395
BB	478	552	2053	1468	1948		568	505	445
BB-	622	819		2041	526	558	517	533	497
B+		617	1170	544	1467	567			490
B				543
B-		684
CCC+
CCC			835					900
CCC-
CC
C

BBB- A BB+	183	301	178	154	515

source bloomberg

TABLE 3.2   Spread Required over U.S. Treasuries for Electric Utility Bonds (average)

	MATURITY

RATING	0-0.5	0.5-1.5	1.5-2.5	2.5-3.5	3.5-4.5	4.5-5.5	5.5-6.5	6.5-7.5	7.5-8.5	8.5-9.5	9.5-10.5	10.5-11.5	11.5-12.5	12.5-13.5	13.5-14.5	14.5-+

AAA	159	195	149	162	159	167	150	128	146	143	191	164	154	179
AA			55	61	61
AA-	113		51		182			150	147
A+	94	180	259	198	242	124	255	199	293	278			196	124
A	132	91	113	153	117	123	159	144	79	176	180	211	206	187	94
A-	94	114	141	132	141	151	176	176	134	154	206	240	188	161	121	416
BBB+	154	177	172	202	176	190	234	237	136	225	262	293	225	159	106
BBB	210	158	201	196	197	184	207	229	214	249	242	289	193
BBB-	261	234	213	326	305	359	432	246	332	405	359	262
BB+	375	522	407	533	719		959	1040	651		441	395
BB	478	536	2053	1468	1434		568		505	472	434
BB-	622	819		2035	526	558	517	533		510	483
B+		1803	1756	1004	1467	567				490
B				543
B-		684
CCC			835					900

BBB- A BB+	114	288	194	207	413		527	794	319

Source: Bloomberg

TABLE 3.3   Spread Required over U.S. Treasuries for Industrial Bonds (median)

	MATURITY

RATING	0-0.5	0.5-1.5	1.5-2.5	2.5-3.5	3.5-4.5	4.5-5.5	5.5-6.5	6.5-8.5	8.5-10.5	10.5-+

AAA	15	17	27	30	43	56	97	95	110	101
AA+	27	16	29	63	50	61	74	80		102
AA-	24	18	37	57	62	68	82	71	155	111
AA	26	18	24	58	52	56		100	128	102
A+	43	47	62	88	80	87	102	101	173	112
A-	100	82	111	136	146	144	143	135	184	146
A	80	81	79	96	99	107	118	117	158	143
BBB+	117	107	150	166	140	170	177	187	223	174
BBB	135	129	164	176	175	182	195	185	231	196
BBB-	241	174	182	185	195	218	196	232	278	205
BB+	481	501	496	490	438	458	444	640	430	369
BB	497	561	561	498	618	523	508	565	525	343
BB-	500	565	557	584	540	541	501	540	440
B+	611	693	652	649	681	553	611	517	525
B	600	620	775	702	798	653	611	716
B-	604	785	819	833	830	509	330	427
CCC+		1122	962	1514	1185	550	531
CCC		540		1666	1161	1030
CCC-		6465	7032	2329
CC		6528			1670
C		8697

BBB- A BB+	239	327	314	305	243	240	249	408	151	164

Source: Bloomberg

TABLE 3.4   Spread Required over U.S. Treasuries for Industrial Bonds (average)

	MATURITY

RATING	0-0.5	0.5-1.5	1.5-2.5	2.5-3.5	3.5-4.5	4.5-5.5	5.5-6.5	6.5-7.5	7.5-8.5	8.5-9.5	9.5-10.5	10.5-11.5	11.5-12.5	12.5-13.5	13.5-14.5	14.5-15.5	15.5-16.5	16.5-17.5	17.5-+

AAA	15	23	30	33	43	57	97		87		114	91	108	80					72
AA+	127	16	32	67	51	61	74	79				122		82
AA	25	42	30	74	52	99		98	111	133	131	135	109	94	88	86
AA-	28	21	45	64	62	73	82	79	59		153	129	128	108
A+	72	60	88	91	82	100	114	111	102	135	170	140	138	111	103	105	117	104
A	99	88	98	121	115	125	132	137	138	184	166	164	160	130	91	109	127	118
A-	270	114	126	156	152	162	178	146	135	179	180	212	146	125	119	130
BBB+	162	112	165	211	160	188	185	204	272	254	231	223	182	127	118		155
BBB	236	182	236	216	208	210	232	207	234	266	282	241	188	172	137	171
BBB-	222	252	255	269	276	312	261	252	328	288	330	248	207	226	154
BB+	496	522	471	512	454	478	471	621	569	499	392	353
BB	483	591	591	525	621	556	584	628	539	530	427	343
BB-	558	595	537	694	590	573	698	728	560	402	464
B+	828	800	667	726	749	605	598	442	610		525
B	585	935	850	753	885	601	574	812	710
B-	621	747	913	894	778	524	304	427
CCC+		1122	1342	1528	1185	550	531
CCC		540		1815	958	976
CCC-		6465	7032	2329
CC		6528			1648
C		8697

BBB- A BB+	274	270	216	242	178	166	210	368	241	211	62	105

Source: Bloomberg

TABLE 3.5   Yankee Bond Valuation

INTEREST RATE	6.60%
OUTSTANDING BALANCE	1000.00
MATURITY DATE	01-Dec-02
EFFECTIVE ANNUAL YIELD	11.88%

DATE	28-Feb-03

DATE	28-Feb-03	01-Jun-03	01-Dec-03

PAYMENT DATE		0.25	0.76
DISCOUNT RATE		11.88%	11.88%
PAYMENT		33.00	1,033.00
PRESENT VALUE: PAYMENT		32.07	948.93
PRESENT VALUE: TOTAL	981.0

INTEREST RATE	6.90%
OUTSTANDING BALANCE	1000.00
MATURITY DATE	01-Dec-02
EFFECTIVE ANNUAL YIELD	11.96%

DATE	28-Feb-03

DATE	28-Feb-03	01-Jun-03	01-Dec-03	01-Jun-04	01-Dec-04	01-Jun-05	01-Dec-05	01-Jun-06	01-Dec-06

PAYMENT DATE		0.25	0.76	1.26	1.76	2.26	2.76	3.26	3.76
DISCOUNT RATE		11.96%	11.96%	11.96%	11.96%	11.96%	11.96%	11.96%	11.96%
PAYMENT		34.50	34.50	34.50	34.50	34.50	34.50	34.50	1,034.50
PRESENT VALUE: PAYMENT		33.52	31.68	29.93	28.28	26.73	25.26	23.88	676.56
PRESENT VALUE: TOTAL	875.8

INTEREST RATE	7.40%
OUTSTANDING BALANCE	1000.00
MATURITY DATE	01-Dec-02
EFFECTIVE ANNUAL YIELD	12.10%

DATE	28-Feb-03

DATE	28-Feb-03	01-Jun-03	01-Dec-03	01-Jun-04	01-Dec-04	01-Jun-05	01-Dec-05	01-Jun-06	01-Dec-06	01-Jun-07	01-Dec-07	01-Jun-08	01-Dec-08	01-Jun-09	01-Dec-09

PAYMENT DATE		0.25	0.76	1.26	1.76	2.26	2.76	3.26	3.76	4.26	4.76	5.26	5.76	6.26	6.76
DISCOUNT RATE		12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%
PAYMENT		37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00
PRESENT VALUE: PAYMENT		35.94	33.94	32.05	30.27	28.59	27.00	25.50	24.08	22.75	21.48	20.29	19.16	18.10	17.09
PRESENT VALUE: TOTAL	723.8

		01-Jun-10	01-Dec-10	01-Jun-11	01-Dec-11	01-Jun-12	01-Dec-12	01-Jun-13	01-Dec-13	01-Jun-14	01-Dec-14	01-Jun-15	01-Dec-15	01-Jun-16	01-Dec-16

		7.26	7.76	8.26	8.76	9.26	9.76	10.26	10.76	11.26	11.76	12.26	12.76	13.27	13.77
		12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%	12.10%
		37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	1,037.00
		16.15	15.25	14.40	13.60	12.84	12.13	11.46	10.82	10.22	9.65	9.12	8.61	8.13	215.20

GRAPH 3.A
Yankee Bond Prices

GRAPH 3.B
Yankee Bond Spread vs. U.S. Treasuries

GRAPH 3.C
Yankee Bond Spread vs. 2009 Sovereign Bonds

GRAPH 3.D
PRICE:2016 VS 2006

GRAPH 3.E
PRICE VARIATION: 2016 vs 2006

APPENDIX 4

TABLE 4.1

Valuation of Series B-1 Bonds

INTEREST RATE	5.50%
OUTSTANDING BALANCE	843.60
MATURITY DATE	15-Dec-02

DATE	28-Feb-03

DATE	28- Feb-03	15- Jun-03	15- Dec-03	15- Jun-04	15- Dec-04	15- Jun-05	15- Dec-05	15- Jun-06	15- Dec-06	15- Jun-07	15- Dec-07	15- Jun-08	15- Dec-08	15- Jun-09

TERM		0.29	0.79	1.30	1.80	2.29	2.80	3.29	3.79	4.29	4.79	5.30	5.80	6.29
	ZERO CUPON RATE	0.08%	0.36%	0.73%	1.12%	1.49%	1.84%	2.15%	2.42%	2.66%	2.87%	3.05%	3.21%	3.35%
	SPREAD OVER ZERO	10.27%	9.84%	9.46%	9.10%	8.78%	8.49%	8.22%	7.98%	7.75%	7.55%	7.36%	7.19%	7.03%

DATE		15- Jun-03	15- Dec-03	15- Jun-04	15- Dec-04	15- Jun-05	15- Dec-05	15- Jun-06	15- Dec-06	15- Jun-07	15- Dec-07	15- Jun-08	15- Dec-08	15- Jun-09

ZERO CUPON RATE		0.08%	0.36%	0.73%	1.12%	1.49%	1.84%	2.15%	2.42%	2.66%	2.87%	3.05%	3.21%	3.35%
ZERO CUPON RATE EQUIV. ENERSIS YANKEE		11.87%	11.88%	11.90%	11.91%	11.92%	11.94%	11.95%	11.97%	11.98%	11.99%	12.00%	12.01%	12.02%
ZERO CUPON RATE EQUIV. GOVT. BOND		1.60%	2.04%	2.44%	2.81%	3.14%	3.45%	3.73%	3.99%	4.22%	4.44%	4.64%	4.83%	5.00%
SPREAD OVER ZERO CUPON		10.27%	9.84%	9.46%	9.10%	8.78%	8.49%	8.22%	7.98%	7.75%	7.55%	7.36%	7.19%	7.03%
DISCOUNT RATE		10.35%	10.21%	10.18%	10.22%	10.27%	10.33%	10.37%	10.40%	10.41%	10.42%	10.41%	10.39%	10.37%

PAYMENT		77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88	77.88
PRESENT VALUE OF PAYMENT		75.66	72.09	68.68	65.38	62.21	59.16	56.26	53.49	50.89	48.41	46.08	43.88	41.82
TOTAL PRESENT VALUE	744.02
BOND VALUE (%)	87.23%
IRR ANNUAL BASE 365	10.36%

TABLE 4.2

Valuation of Series B-2 Bonds

INTEREST RATE	5.75%
OUTSTANDING BALANCE	1000.00
MATURITY DATE	15-Dec-02

DATE	28-Feb-03

DATE	28-Feb-03	15- Jun-03	15- Dec-03	15- Jun-04	15- Dec-04	15- Jun-05	15- Dec-05	15- Jun-06	15- Dec-06	15- Jun-07	15- Dec-07	15- Jun-08	15- Dec-08	15- Jun-09	15- Dec-09	15- Jun-10	15- Dec-10	15- Jun-11	15- Dec-11	15- Jun-12

TERM		0.29	0.79	1.30	1.80	2.29	2.80	3.29	3.79	4.29	4.79	5.30	5.80	6.29	6.80	7.29	7.79	8.29	8.79	9.30
	ZERO CUPON RATE	0.08%	0.36%	0.73%	1.12%	1.49%	1.84%	2.15%	2.42%	2.66%	2.87%	3.05%	3.21%	3.35%	3.47%	3.57%	3.67%	3.75%	3.83%	3.89%
	SPREAD OVER ZERO	10.27%	9.84%	9.46%	9.10%	8.78%	8.49%	8.22%	7.98%	7.75%	7.55%	7.36%	7.19%	7.03%	6.88%	6.75%	6.62%	6.51%	6.40%	6.30%

DATE		15- Jun-03	15- Dec-03	15- Jun-04	15- Dec-04	15- Jun-05	15- Dec-05	15- Jun-06	15- Dec-06	15- Jun-07	15- Dec-07	15- Jun-08	15- Dec-08	15- Jun-09	15- Dec-09	15- Jun-10	15- Dec-10	15- Jun-11	15- Dec-11	15- Jun-12

ZERO CUPON RATE		0.08%	0.36%	0.73%	1.12%	1.49%	1.84%	2.15%	2.42%	2.66%	2.87%	3.05%	3.21%	3.35%	3.47%	3.57%	3.67%	3.75%	3.83%	3.89%
ZERO CUPON RATE EQUIV. ENERSIS YANKEE		11.87%	11.88%	11.90%	11.91%	11.92%	11.94%	11.95%	11.97%	11.98%	11.99%	12.00%	12.01%	12.02%	12.04%	12.05%	12.06%	12.06%	12.07%	12.08%
ZERO CUPON RATE EQUIV. GOVT. BOND		1.60%	2.04%	2.44%	2.81%	3.14%	3.45%	3.73%	3.99%	4.22%	4.44%	4.64%	4.83%	5.00%	5.15%	5.30%	5.43%	5.55%	5.67%	5.78%
SPREAD OVER ZERO CUPON		10.27%	9.84%	9.46%	9.10%	8.78%	8.49%	8.22%	7.98%	7.75%	7.55%	7.36%	7.19%	7.03%	6.88%	6.75%	6.62%	6.51%	6.40%	6.30%
DISCOUNT RATE		10.35%	10.21%	10.18%	10.22%	10.27%	10.33%	10.37%	10.40%	10.41%	10.42%	10.41%	10.39%	10.37%	10.35%	10.32%	10.29%	10.26%	10.23%	10.20%
PAYMENT		28.35	28.35	28.35	28.35	28.35	28.35	28.35	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95
PRESENT VALUE OF PAYMENT		27.54	26.24	25.00	23.80	22.65	21.54	20.48	32.94	31.33	29.81	28.37	27.02	25.75	24.54	23.41	22.33	21.32	20.35	19.43
TOTAL PRESENT VALUE	724.21
BOND VALUE (%)	71.59%
IRR ANNUAL BASE 365	10.10%

DATE	15- Dec-12	15- Jun-13	15- Dec-13	15- Jun-14	15- Dec-14	15- Jun-15	15- Dec-15	15- Jun-16	15- Dec-16	15- Jun-17	15- Dec-17	15- Jun-18	15- Dec-18	15- Jun-19	15- Dec-19	15- Jun-20	15- Dec-20	15- Jun-21	15- Dec-21	15- Jun-22

TERM	9.80	10.29	10.80	11.29	11.79	12.29	12.79	13.30	13.80	14.29	14.80	15.29	15.79	16.29	16.79	17.30	17.80	18.29	18.80	19.29
	3.96%	4.01%	4.06%	4.11%	4.15%	4.19%	4.22%	4.25%	4.28%	4.31%	4.34%	4.36%	4.39%	4.41%	4.43%	4.45%	4.47%	4.48%	4.50%	4.52%
	6.21%	6.13%	6.05%	5.97%	5.91%	5.84%	5.78%	5.72%	5.67%	5.62%	5.57%	5.53%	5.49%	5.45%	5.41%	5.38%	5.34%	5.31%	5.28%	5.25%

DATE	15- Dec-12	15- Jun-13	15- Dec-13	15- Jun-14	15- Dec-14	15- Jun-15	15- Dec-15	15- Jun-16	15- Dec-16	15- Jun-17	15- Dec-17	15- Jun-18	15- Dec-18	15- Jun-19	15- Dec-19	15- Jun-20	15- Dec-20	15- Jun-21	15- Dec-21	15- Jun-22

ZERO CUPON RATE	3.96%	4.01%	4.06%	4.11%	4.15%	4.19%	4.22%	4.25%	4.28%	4.31%	4.34%	4.36%	4.39%	4.41%	4.43%	4.45%	4.47%	4.48%	4.50%	4.52%
ZERO CUPON RATE EQUIV. ENERSIS YANKEE	12.09%	12.10%	12.11%	12.11%	12.12%	12.13%	12.13%	12.14%	12.14%	12.15%	12.15%	12.16%	12.16%	12.17%	12.17%	12.18%	12.18%	12.18%	12.19%	12.19%
ZERO CUPON RATE EQUIV. GOVT. BOND	5.88%	5.97%	6.06%	6.14%	6.21%	6.28%	6.35%	6.41%	6.47%	6.53%	6.58%	6.63%	6.68%	6.72%	6.76%	6.80%	6.84%	6.87%	6.91%	6.94%
SPREAD OVER ZERO CUPON	6.21%	6.13%	6.05%	5.97%	5.91%	5.84%	5.78%	5.72%	5.67%	5.62%	5.57%	5.53%	5.49%	5.45%	5.41%	5.38%	5.34%	5.31%	5.28%	5.25%
DISCOUNT RATE	10.17%	10.14%	10.11%	10.08%	10.05%	10.03%	10.00%	9.98%	9.96%	9.93%	9.91%	9.89%	9.88%	9.86%	9.84%	9.82%	9.81%	9.79%	9.78%	9.77%
PAYMENT	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95	47.95
PRESENT VALUE OF PAYMENT	18.56	17.73	16.94	16.20	15.48	14.80	14.15	13.53	12.94	12.37	11.83	11.32	10.82	10.35	9.90	9.47	9.06	8.67	8.29	7.93

GRAPH 4.C
Interest Rate Structure

APPENDIX 5

TABLE 5.1
Present Value of Debt Using 1-year Dollar Swaps

DATE	28-Feb-03

SPREAD OVER TAB	0.50%
RENEWAL COMMISSION	0.25%
SPREAD REQUIRED OVER TREASURIES	10.69%
TREASURIES	1.20%
DISCOUNT RATE	11.90%

RESULTS

LOAN VALUE	TAB 180	90.55%
	TAB 360	90.70%
	TAB 90	89.93%
	WEIGHTED AVG.	90.64%

DATE	28-Ago-02	28-Feb-03	28-Feb-03	13-May-03	28-Ago-03	28-Feb-04	13-May-04

DEBT 1

MATURITY	13-May-04

READJUSTMENT	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
SWAP RATE (BID+ASK AVERAGE)			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%			2.83%	2.83%	2.83%	2.83%
INTEREST			0.75		1.42	1.45	0.59
CAPITAL							100.00
PAYMENTS (USD)					1.42	1.45	100.59
PAYMENTS (UF)			0.75
PRESENT VALUE		91.23	0.75	—	1.35	1.29	87.84
LOAN VALUE (%)		90.55%

DEBT 2

MATURITY	13-May-04

READJUSTMENT	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
SWAP RATE (BID+ASK AVERAGE)			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		2.83%	2.83%	2.83%	2.83%	2.83%
INTEREST			2.34		1.42	1.45	0.59
CAPITAL							100.00
PAYMENTS (USD)					1.42	1.45	100.59
PAYMENTS (UF)			2.34
PRESENT VALUE		92.82	2.34	—	1.35	1.29	87.84
LOAN VALUE (%)		90.70%

DEBT 3

MATURITY	13-May-04

READJUSTMENT	TAB 90

SPREAD PAID	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
SWAP RATE (BID+ASK AVERAGE)			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	0.10%
TOTAL RATE	0.10%		2.33%	2.33%	2.33%	2.33%	2.33%
INTEREST			0.05		1.17	1.19	0.49
CAPITAL							100.00
PAYMENTS (USD)					1.17	1.19	100.49
PAYMENTS (UF)			0.05
PRESENT VALUE		89.98	0.05	—	1.11	1.06	87.75
LOAN VALUE (%)		89.93%

TABLE 5.2
Valuation using Floating-Rate Swaps instead of Fixed-Rate Swaps (UF)

DATE	28- Feb-03

SPREAD OVER TAB	0.50%	(PAYED)
RENEWAL COMMISSION	0.25%

	AÑOS	2	3	4	5	6	7	8	9	10

SWAP RATE	TAB(180)-Fixed	2.76%	3.40%	3.92%	4.37%	4.89%	5.18%	5.47%	5.69%	5.84%
	TAB(360)-Fixed	2.76%	3.40%	3.92%	4.37%	4.89%	5.18%	5.47%	5.69%	5.84%

		MATURITY

RESULT:			2005	2006	2007	2008	2009	2010

	TAB 180		88.59%	85.54%	83.33%	82.34%	81.26%	79.39%
LOAN VALUE	TAB 360		88.76%	85.76%	83.59%	82.61%	81.55%	79.08%

DISCOUNT RATE			28- Feb-03	13- May-03	28- Aug-03	28- Feb-04	13- May-04	28- Aug-04	28- Feb-05	13- May-05	28- Aug-05	28- Feb-06	13- May-06	28- Aug-06	28- Feb-07	13- May-07	28- Aug-07	28- Feb-08	13- May-08	28- Aug-08	28- Feb-09	13- May-09	28- Aug-09	28- Feb-10	13- May-10

Payment Date (in fractions of 1 year)			0.00	0.20	0.50	1.00	1.21	1.50	2.00	2.21	2.50	3.00	3.21	3.50	4.00	4.21	4.50	5.00	5.21	5.50	6.01	6.21	6.50	7.01	7.21
DISCOUNT RATE			10.36%	10.31%	10.27%	10.24%	10.23%	10.23%	10.25%	10.26%	10.28%	10.32%	10.33%	10.35%	10.38%	10.39%	10.40%	10.41%	10.41%	10.40%	10.40%	10.39%	10.38%	10.36%	10.35%

																				28- Aug-10	28- Feb-11	13- May-11	28- Aug-11	28- Feb-12	13- May-12

DATE	28- Aug-02	28- Feb-03	28- Feb-03	13- May-03	28- Aug-03	28- Feb-04	13- May-04	28- Aug-04	28- Feb-05	13- May-05	28- Aug-05	28- Feb-06	13- May-06	28- Aug-06	28- Feb-07	13- May-07				7.50	8.01	8.21	8.50	9.01	9.21

																				10.33%	10.29%	10.28%	10.26%	10.22%	10.20%
MATURITY	13-May-05

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%
SWAP RATE			3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		3.90%	3.90%	3.90%	3.90%	3.90%	3.90%	3.90%	3.90%
INTEREST			0.75		1.96	1.99	0.25	1.97	1.99	0.80
PRINCIPAL										100.00
TOTAL PAYMENT			0.75	—	1.96	1.99	0.25	1.97	1.99	100.80
PRESENT VALUE		89.25	0.75	—	1.87	1.81	0.22	1.70	1.64	81.26
LOAN VALUE (%)		88.59%

DATE	28- Aug-02	00- Ene-00	28- Feb-03	13- May-03	28- Aug-03	28- Feb-04	13- May-04	28- Aug-04	28- Feb-05	13- May-05	28- Aug-05	28- Feb-06	13- May-06

MATURITY	13- May-05

RENEWAL COMMISSION							0.25%
SWAP RATE			3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		3.90%	3.90%	3.90%	3.90%	3.90%	3.90%	3.90%	3.90%
INTEREST			2.34		1.96	1.99	0.25	1.97	1.99	0.80
PRINCIPAL										100.00
TOTAL PAYMENT			2.34	—	1.96	1.99	0.25	1.97	1.99	100.80
PRESENT VALUE		90.84	2.34	—	1.87	1.81	0.22	1.70	1.64	81.26
LOAN VALUE (%)		88.76%

MATURITY	13-May-06

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%
SWAP RATE			3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%
INTEREST			0.75		2.22	2.26	0.25	2.23	2.26	0.25	2.22	2.26	0.91
PRINCIPAL													100.00
TOTAL PAYMENT			0.75	—	2.22	2.26	0.25	2.23	2.26	0.25	2.22	2.26	100.91
PRESENT VALUE		86.18	0.75	—	2.12	2.05	0.22	1.93	1.86	0.20	1.74	1.68	73.63
LOAN VALUE (%)		85.54%

MATURITY	13-May-06

BASE INTEREST RATE	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%
SWAP RATE			3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%	4.42%
INTEREST			2.34		2.22	2.26	0.25	2.23	2.26	0.25	2.22	2.26	0.91
PRINCIPAL													100.00
TOTAL PAYMENT			2.34	—	2.22	2.26	0.25	2.23	2.26	0.25	2.22	2.26	100.91
PRESENT VALUE		87.77	2.34	—	2.12	2.05	0.22	1.93	1.86	0.20	1.74	1.68	73.63
LOAN VALUE (%)		85.76%

TABLE 5.2   (continuation)

DATE	28- Aug-02	28- Feb-03	28- Feb-03	13- May-03	28- Aug-03	28- Feb-04	13- May-04	28- Aug-04	28- Feb-05	13- May-05	28- Aug-05	28- Feb-06	13- May-06	28- Aug-06	28- Feb-07	13- May-07	28- Aug-07	28- Feb-08	13- May-08	28- Aug-08	28- Feb-09	13- May-09

MATURITY	13- May-07

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%
SWAP RATE			4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%
INTEREST			0.75		2.45	2.49	0.25	2.46	2.49	0.25	2.45	2.49	0.25	2.45	2.49	1.00
PRINCIPAL																100.00
TOTAL PAYMENT			0.75	—	2.45	2.49	0.25	2.46	2.49	0.25	2.45	2.49	0.25	2.45	2.49	101.00
PRESENT VALUE		83.95	0.75	—	2.33	2.26	0.22	2.13	2.05	0.20	1.92	1.85	0.18	1.73	1.68	66.65
LOAN VALUE (%)		83.33%

MATURITY	13- May-07

BASE INTEREST RATE	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%
SWAP RATE			4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%	4.87%
INTEREST			2.34		2.45	2.49	0.25	2.46	2.49	0.25	2.45	2.49	0.25	2.45	2.49	1.00
PRINCIPAL																100.00
TOTAL PAYMENT			2.34	—	2.45	2.49	0.25	2.46	2.49	0.25	2.45	2.49	0.25	2.45	2.49	101.00
PRESENT VALUE		85.54	2.34	—	2.33	2.26	0.22	2.13	2.05	0.20	1.92	1.85	0.18	1.73	1.68	66.65
LOAN VALUE (%)		83.59%

MATURITY	13- May-08

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%
SWAP RATE			4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%
INTEREST			0.75		2.71	2.75	0.25	2.72	2.75	0.25	2.71	2.75	0.25	2.71	2.75	0.25	2.71	2.75	1.12
PRINCIPAL																			100.00
TOTAL PAYMENT			0.75	—	2.71	2.75	0.25	2.72	2.75	0.25	2.71	2.75	0.25	2.71	2.75	0.25	2.71	2.75	101.12
PRESENT VALUE		82.95	0.75	—	2.58	2.50	0.22	2.35	2.27	0.20	2.12	2.05	0.18	1.92	1.86	0.16	1.74	1.68	60.37
LOAN VALUE (%)		82.34%

MATURITY	13- May-08

BASE INTEREST RATE	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%
SWAP RATE			4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%	5.39%
INTEREST			2.34		2.71	2.75	0.25	2.72	2.75	0.25	2.71	2.75	0.25	2.71	2.75	0.25	2.71	2.75	1.12
PRINCIPAL																			100.00
TOTAL PAYMENT			2.34	—	2.71	2.75	0.25	2.72	2.75	0.25	2.71	2.75	0.25	2.71	2.75	0.25	2.71	2.75	101.12
PRESENT VALUE		84.54	2.34	—	2.58	2.50	0.22	2.35	2.27	0.20	2.12	2.05	0.18	1.92	1.86	0.16	1.74	1.68	60.37
LOAN VALUE (%)		82.61%

Table 5.2  (continuation)

DATE	28- Aug-02	28- Feb-03	28- Feb-03	13- May-03	28- Aug-03	28- Feb-04	13- May-04	28- Aug-04	28- Feb-05	13- May-05	28- Aug-05	28- Feb-06	13- May-06	28- Aug-06	28- Feb-07	13- May-07	28- Aug-07	28- Feb-08	13- May-08	28- Aug-08	28- Feb-09	13- May-09	28- Aug-09	28- Feb-10	13- May-10

MATURITY	13- May-09

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%			0.25%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%
INTEREST			0.75		2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	1.17
PRINCIPAL																						100.00
TOTAL PAYMENT			0.75	—	2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	101.17
PRESENT VALUE		81.86	0.75	—	2.72	2.63	0.22	2.48	2.39	0.20	2.23	2.16	0.18	2.02	1.95	0.16	1.83	1.77	0.15	1.66	1.60	54.75
LOAN VALUE (%)		81.26%

MATURITY	13- May-09

BASE INTEREST RATE	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%			0.25%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%
INTEREST			2.34		2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	1.17
PRINCIPAL																						100
TOTAL PAYMENT			2.34	—	2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	101.17
PRESENT VALUE		83.45	2.34	—	2.72	2.63	0.22	2.48	2.39	0.20	2.23	2.16	0.18	2.02	1.95	0.16	1.83	1.77	0.15	1.66	1.60	54.75
LOAN VALUE (%)		81.55%

MATURITY	13- May-09

BASE INTEREST RATE	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%			0.25%			0.25%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%		5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%
INTEREST			0.75		2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	0.25	2.90	2.90	1.17
PRINCIPAL																									100.00
TOTAL PAYMENT			0.75	—	2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	0.25	2.90	2.90	101.17
PRESENT VALUE		79.98	0.75	—	2.72	2.63	0.22	2.48	2.39	0.20	2.23	2.16	0.18	2.02	1.95	0.16	1.83	1.77	0.15	1.66	1.60	0.14	1.53	1.45	49.75
LOAN VALUE (%)		79.39%

MATURITY	13- May-09

BASE INTEREST RATE	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
RENEWAL COMMISSION							0.25%			0.25%			0.25%			0.25%			0.25%			0.25%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%	5.68%
INTEREST			2.34		2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	0.25	1.69	2.90	1.17
PRINCIPAL																									100
TOTAL PAYMENT			2.34	—	2.85	2.90	0.25	2.87	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.85	2.90	0.25	2.87	2.90	0.25	1.69	2.90	101.17
PRESENT VALUE		80.93	2.34	—	2.72	2.63	0.22	2.48	2.39	0.20	2.23	2.16	0.18	2.02	1.95	0.16	1.83	1.77	0.15	1.66	1.60	0.14	0.89	1.45	49.75
LOAN VALUE (%)		79.08%

TABLE 5.3
Calculation of Spread Required over TAB

DATE	28- Feb -03

SPREAD OVER TAB	0.50%	(PAYED)
RENEWAL COMMISSION	0.00%

	YEAR	2	3	4	5	6	7	8	9	10

	TAB(180)-Fixed	2.76%	3.40%	3.92%	4.37%	4.89%	5.18%	5.47%	5.69%	5.84%
SWAP RATE	TAB(360)-Fixed	2.76%	3.40%	3.92%	4.37%	4.89%	5.18%	5.47%	5.69%	5.84%

			MATURITY

RESULT			2005	2006	2007	2008	2009	2010

	TAB 180		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
LOAN VALUE	TAB 360		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

RESULT			2005	2006	2007	2008	2009	2010

SPREAD OVER	TAB 180		6.46%	6.00%	5.60%	5.10%	4.81%	4.11%
TAB EQUIVALENT	TAB 360		6.46%	6.00%	5.60%	5.10%	4.81%	4.11%
	AVERAGE		6.46%	6.00%	5.60%	5.10%	4.81%	4.11%

INPUT	Payment Date (in fractions of 1 year)	0.5	1	1.5	2	2.5	3	3.5	4	4.5	5	5.5	6	6.5	7	7.5	8	8.5	9	9.5	10

	ZERO	0.50%	1.00%	1.40%	1.91%	2.27%	2.55%	2.75%	2.90%	3.03%	3.12%	3.21%	3.33%	3.38%	3.42%	3.46%	3.49%	3.52%	3.55%	3.57%	3.58%

			28- Feb -03	13- May -03	28- Aug -03	28- Feb -04	13- May -04	28- Aug -04	28- Feb -05	13- May -05	28- Aug -05	28- Feb -06	13- May -06	28- Aug -06	28- Feb -07	13- May -07	28- Ago -07	28- Feb -08	13- May -08	28- Aug -08	28- Feb -09	13- May -09	28- Aug -09	28- Feb -10

DISCOUNT RATE			10.36%	10.31%	10.27%	10.24%	10.23%	10.23%	10.25%	10.26%	10.28%	10.32%	10.33%	10.35%	10.38%	10.39%	10.40%	10.41%	10.41%	10.41%	10.40%	10.39%	10.38%	10.36%

																		13- May -10	28- Aug -10	28- Feb -11	13- May -11	28- Aug -11	28- Feb -12	13- May -12

																		10.35%	10.33%	10.29%	10.28%	10.26%	10.22%	10.20%

DATE	28- Aug -02	28- Feb -03	28- Feb -03	13- May -03	28- Aug -03	28- Feb -04	13- May -04	28- Aug -04	28- Feb -05	13- May -05

MATURITY	13- May -05

BASE INTEREST RATE	TAB 180

SPREAD PAID	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%
RENEWAL COMMISSION							0.00%
SWAP RATE			3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%
PREESTA`BLISHED RATE	0.96%
TOTAL RATE	7.42%		9.86%	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%
INTEREST			3.79		4.96	5.04	—	4.99	5.04	2.03
PRINCIPAL										100.00
TOTAL PAYMENT			3.79	—	4.96	5.04	—	4.99	5.04	102.03
PRESENT VALUE		103.79	3.79	—	4.72	4.57	—	4.31	4.15	82.25
LOAN VALUE (%)		100.00%

MATURITY	13- May -05

BASE INTEREST RATE	TAB 360

SPREAD PAID	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%	6.46%
RENEWAL COMMISSION							0.00%
SWAP RATE			3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%	3.40%
PREESTABLISHED RATE	4.07%
TOTAL RATE	10.53%		9.86%	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%	9.86%
INTEREST			5.38		4.96	5.04	—	4.99	5.04	2.03
PRINCIPAL										100.00
TOTAL PAYMENT			5.38	—	4.96	5.04	—	4.99	5.04	102.03
PRESENT VALUE		105.38	5.38	—	4.72	4.57	—	4.31	4.15	82.25
LOAN VALUE (%)		100.00%

TABLE 5.3 (continuation)

DATES	28- Ago-02	28- Feb-03	28- Feb-03	13- May-03	28- Ago-03	28- Feb-04	13- May-04	28- Ago-04	28- Feb-05	13- May-05	28- Ago-05	28- Feb-06	13- May-06	28- Ago-06	28- Feb-07	13- May-07	28- Ago-07	28- Feb-08	13- May-08	28- Ago-08	28- Feb-09	13- May-09

MATURITY	13- May-06

BASE INTEREST RATE	TAB 180

SPREAD PAID	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
RENEWAL COMMISSION							0.00%			0.00%
SWAP RATE			3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%
PREESTABLISHED RATE	0.96%
TOTAL RATE	6.96%		9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%
INTEREST			3.56		4.99	5.07	—	5.02	5.07	—	4.99	5.07	2.04
PRINCIPAL													100.00
TOTAL PAYMENT			3.56	—	4.99	5.07	—	5.02	5.07	—	4.99	5.07	102.04
PRESENT VALUE		103.56	3.56	—	4.75	4.60	—	4.34	4.17	—	3.91	3.78	74.45
LOAN VALUE (%)		100.00%

MATURITY	13-May-06

BASE INTEREST RATE	TAB 360

SPREAD PAID	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
RENEWAL COMMISSION							0.00%			0.00%
SWAP RATE			3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%	3.92%
PREESTABLISHED RATE	4.07%
TOTAL RATE	10.07%		9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%	9.92%
INTEREST			5.15		4.99	5.07	—	5.02	5.07	—	4.99	5.07	2.04
PRINCIPAL													100.00
TOTAL PAYMENT			5.15	—	4.99	5.07	—	5.02	5.07	—	4.99	5.07	102.04
PRESENT VALUE		105.15	5.15	—	4.75	4.60	—	4.34	4.17	—	3.91	3.78	74.45
LOAN VALUE (%)		100.00%

MATURITY	13-May-07

BASE INTEREST RATE	TAB 180

SPREAD PAID	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%
RENEWAL COMMISSION							0.00%			0.00%			0.00%
SWAP RATE			4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%
PREESTABLISHED RATE	0.96%
TOTAL RATE	6.56%		9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%
INTEREST			3.35		5.01	5.10	—	5.04	5.10	—	5.01	5.10	—	5.01	5.10	2.05
PRINCIPAL																100.00
TOTAL PAYMENT			3.35	—	5.01	5.10	—	5.04	5.10	—	5.01	5.10	—	5.01	5.10	102.05
PRESENT VALUE		103.35	3.35	—	4.78	4.62	—	4.36	4.19	—	3.93	3.80	—	3.55	3.43	67.34
LOAN VALUE (%)		100.00%

MATURITY	13-May-07

BASE INTEREST RATE	TAB 360

SPREAD PAID	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%	5.60%
RENEWAL COMMISSION							0.00%			0.00%			0.00%
SWAP RATE			4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%	4.37%
PREESTABLISHED RATE	4.07%
TOTAL RATE	9.67%		9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%	9.97%
INTEREST			4.94		5.01	5.10	—	5.04	5.10	—	5.01	5.10	—	5.01	5.10	2.05
PRINCIPAL																100.00
TOTAL PAYMENT			4.94	—	5.01	5.10	—	5.04	5.10	—	5.01	5.10	—	5.01	5.10	102.05
PRESENT VALUE		104.94	4.94	—	4.78	4.62	—	4.36	4.19	—	3.93	3.80	—	3.55	3.43	67.34
LOAN VALUE (%)		100.00%

Table 5.3 (continuation)

DATE	28- Ago-02	28- Feb-03	28- Feb-03	13- May-03	28- Ago-03	28- Feb-04	13- May-04	28- Ago-04	28- Feb-05	13- May-05	28- Ago-05	28- Feb-06	13- May-06	28- Ago-06	28- Feb-07	13- May-07	28- Ago-07	28- Feb-08	13- May-08	28- Ago-08	28- Feb-09	13- May-09	28- Ago-09	28- Feb-10	13- May-10

MATURITY	13- May-08

BASE INTEREST RATE	TAB 180

SPREAD PAID	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%
SWAP RATE			4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
PREESTABLISHED RATE	0.96%
TOTAL RATE	6.06%		9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%
INTEREST			3.10		5.02	5.11	—	5.05	5.11	—	5.02	5.11	—	5.02	5.11	—	5.02	5.11	2.08
PRINCIPAL																			100.00
TOTAL PAYMENT			3.10	—	5.02	5.11	—	5.05	5.11	—	5.02	5.11	—	5.02	5.11	—	5.02	5.11	102.08
PRESENT VALUE		103.10	3.10	—	4.79	4.63	—	4.37	4.20	—	3.93	3.80	—	3.56	3.44	—	3.22	3.11	60.94
LOAN VALUE (%)		100.00%
MATURITY	13- May-08

BASE INTEREST RATE	TAB 360

SPREAD PAID	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%
SWAP RATE			4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
PREESTABLISHED RATE	4.07%
TOTAL RATE	9.17%		9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%
INTEREST			4.69		5.02	5.11	—	5.05	5.11	—	5.02	5.11	—	5.02	5.11	—	5.02	5.11	2.08
PRINCIPAL																			100.00
TOTAL PAYMENT			4.69	—	5.02	5.11	—	5.05	5.11	—	5.02	5.11	—	5.02	5.11	—	5.02	5.11	102.08
PRESENT VALUE		104.69	4.69	—	4.79	4.63	—	4.37	4.20	—	3.93	3.80	—	3.56	3.44	—	3.22	3.11	60.94
LOAN VALUE (%)		100.00%
MATURITY	13- May-09

BASE INTEREST RATE	TAB 180

SPREAD PAID	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%			0.00%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	0.96%
TOTAL RATE	5.77%		9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%
INTEREST			2.95		5.02	5.10	—	5.05	5.10	—	5.02	5.10	—	5.02	5.10	—	5.02	5.10	—	5.05	5.10	2.05
PRINCIPAL																						100.00
TOTAL PAYMENT			2.95	—	5.02	5.10	—	5.05	5.10	—	5.02	5.10	—	5.02	5.10	—	5.02	5.10	—	5.05	5.10	102.05
PRESENT VALUE		102.95	2.95	—	4.78	4.63	—	4.36	4.20	—	3.93	3.80	—	3.56	3.44	—	3.22	3.11	—	2.93	2.82	55.23
LOAN VALUE (%)		100.00%
MATURITY	13- May-09

BASE INTEREST RATE	TAB 360

SPREAD PAID	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%	4.81%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%			0.00%
SWAP RATE			5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%	5.18%
PREESTABLISHED RATE	4.07%
TOTAL RATE	8.88%		9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%	9.99%
INTEREST			4.54		5.02	5.10	—	5.05	5.10	—	5.02	5.10	—	5.02	5.10	—	5.02	5.10	—	5.05	5.10	2.05
PRINCIPAL																						100
TOTAL PAYMENT			4.54	—	5.02	5.10	—	5.05	5.10	—	5.02	5.10	—	5.02	5.10	—	5.02	5.10	—	5.05	5.10	102.05
PRESENT VALUE		104.54	4.54	—	4.78	4.63	—	4.36	4.20	—	3.93	3.80	—	3.56	3.44	—	3.22	3.11	—	2.93	2.82	55.23
LOAN VALUE (%)		100.00%
MATURITY	13- May-09

BASE INTEREST RATE	TAB 180

SPREAD PAID	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%			0.00%			0.00%
SWAP RATE			5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.18%
PREESTABLISHED RATE	0.96%
TOTAL RATE	5.07%		9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.29%
INTEREST			2.59		5.01	5.09	—	5.03	5.09	—	5.01	5.09	—	5.01	5.09	—	5.01	5.09	—	5.03	5.09	—	5.01	5.09	2.05
PRINCIPAL																									100.00
TOTAL PAYMENT			2.59	—	5.01	5.09	—	5.03	5.09	—	5.01	5.09	—	5.01	5.09	—	5.01	5.09	—	5.03	5.09	—	5.01	5.09	102.05
PRESENT VALUE		102.60	2.59	—	4.77	4.62	—	4.35	4.18	—	3.92	3.79	—	3.55	3.43	—	3.21	3.10	—	2.92	2.81	—	2.63	2.55	50.19
LOAN VALUE (%)		100.00%
MATURITY	13- May-09

BASE INTEREST RATE	TAB 360

SPREAD PAID	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%
RENEWAL COMMISSION							0.00%			0.00%			0.00%			0.00%			0.00%			0.00%
SWAP RATE			5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.18%
PREESTABLISHED RATE	4.07%
TOTAL RATE	8.18%		9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	9.29%
INTEREST			4.18		5.00	5.09	—	5.03	5.09	—	5.00	5.09	—	5.00	5.09	—	5.00	5.09	—	5.03	5.09	—	5.00	5.09	2.05
PRINCIPAL																									100
TOTAL PAYMENT			4.18	—	5.00	5.09	—	5.03	5.09	—	5.00	5.09	—	5.00	5.09	—	5.00	5.09	—	5.03	5.09	—	5.00	5.09	102.05
PRESENT VALUE		104.18	4.18	—	4.77	4.62	—	4.35	4.18	—	3.92	3.79	—	3.55	3.43	—	3.21	3.10	—	2.92	2.81	—	2.63	2.55	50.19
LOAN VALUE (%)		100.00%

TABLE 5.4
Tree of Forward Rates Consistent with the Interest Rate Structure on Friday, February 28, 2003

																				7.459%
																			7.305%	7.167%
																		7.151%	7.019%	6.886%
																	6.997%	6.871%	6.743%	6.616%
																6.841%	6.723%	6.602%	6.479%	6.357%
															6.681%	6.573%	6.459%	6.343%	6.225%	6.107%
														6.514%	6.419%	6.315%	6.206%	6.094%	5.981%	5.868%
Prob Up:	49.50%												6.336%	6.259%	6.168%	6.068%	5.963%	5.855%	5.746%	5.638%
Prob Down:	50.50%											6.142%	6.088%	6.014%	5.926%	5.830%	5.729%	5.625%	5.521%	5.417%
St. Dev.:	2.00%										5.923%	5.901%	5.849%	5.778%	5.694%	5.601%	5.504%	5.405%	5.305%	5.204%
										5.670%	5.691%	5.669%	5.620%	5.551%	5.470%	5.382%	5.288%	5.193%	5.097%	5.000%
									5.370%	5.448%	5.467%	5.447%	5.400%	5.334%	5.256%	5.171%	5.081%	4.989%	4.897%	4.804%
								5.008%	5.160%	5.234%	5.253%	5.234%	5.188%	5.124%	5.050%	4.968%	4.882%	4.794%	4.705%	4.616%
							4.565%	4.812%	4.957%	5.029%	5.047%	5.028%	4.984%	4.924%	4.852%	4.773%	4.690%	4.606%	4.520%	4.435%
						4.023%	4.386%	4.623%	4.763%	4.832%	4.849%	4.831%	4.789%	4.730%	4.661%	4.586%	4.507%	4.425%	4.343%	4.261%
					3.365%	3.865%	4.214%	4.442%	4.576%	4.642%	4.659%	4.642%	4.601%	4.545%	4.479%	4.406%	4.330%	4.252%	4.173%	4.094%
				2.590%	3.233%	3.714%	4.049%	4.268%	4.397%	4.460%	4.476%	4.460%	4.421%	4.367%	4.303%	4.233%	4.160%	4.085%	4.009%	3.933%
			1.723%	2.488%	3.107%	3.568%	3.890%	4.100%	4.224%	4.285%	4.301%	4.285%	4.247%	4.196%	4.134%	4.067%	3.997%	3.925%	3.852%	3.779%
REAL SHORT TERM ANNUAL		0.852%	1.655%	2.391%	2.985%	3.428%	3.738%	3.939%	4.059%	4.117%	4.132%	4.117%	4.081%	4.031%	3.972%	3.908%	3.840%	3.771%	3.701%	3.631%
INTEREST RATES TREE	0.18%	0.818%	1.590%	2.297%	2.868%	3.294%	3.591%	3.785%	3.900%	3.956%	3.970%	3.955%	3.921%	3.873%	3.816%	3.755%	3.690%	3.623%	3.556%	3.489%
SEMESTER	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19

TABLE 5.5
TAB Rates (360 day basis)

																				7.975%
																			7.826%	7.693%
																		7.678%	7.550%	7.421%
																	7.529%	7.407%	7.283%	7.160%
																7.378%	7.264%	7.146%	7.027%	6.909%
															7.223%	7.119%	7.008%	6.895%	6.781%	6.667%
														7.062%	6.970%	6.869%	6.763%	6.654%	6.544%	6.434%
													6.889%	6.814%	6.725%	6.628%	6.526%	6.422%	6.316%	6.210%
												6.700%	6.648%	6.576%	6.491%	6.397%	6.299%	6.199%	6.097%	5.995%
											6.488%	6.466%	6.416%	6.347%	6.265%	6.175%	6.081%	5.984%	5.886%	5.788%
										6.242%	6.262%	6.241%	6.193%	6.126%	6.047%	5.961%	5.870%	5.777%	5.683%	5.589%
									5.950%	6.025%	6.045%	6.025%	5.979%	5.914%	5.838%	5.755%	5.668%	5.579%	5.488%	5.398%
								5.597%	5.745%	5.817%	5.836%	5.817%	5.772%	5.710%	5.638%	5.558%	5.474%	5.388%	5.301%	5.214%
							5.164%	5.405%	5.547%	5.617%	5.635%	5.617%	5.574%	5.514%	5.444%	5.367%	5.287%	5.204%	5.120%	5.037%
						4.633%	4.989%	5.221%	5.358%	5.425%	5.442%	5.424%	5.383%	5.326%	5.258%	5.185%	5.107%	5.027%	4.947%	4.866%
					3.987%	4.478%	4.821%	5.044%	5.175%	5.239%	5.256%	5.239%	5.199%	5.144%	5.080%	5.009%	4.934%	4.857%	4.780%	4.703%
				3.223%	3.858%	4.330%	4.659%	4.873%	4.999%	5.061%	5.077%	5.061%	5.023%	4.970%	4.908%	4.839%	4.768%	4.694%	4.620%	4.545%
			2.365%	3.123%	3.733%	4.187%	4.503%	4.709%	4.831%	4.890%	4.906%	4.890%	4.853%	4.802%	4.742%	4.677%	4.608%	4.537%	4.466%	4.394%
REAL SHORT TERM ANNUAL		1.500%	2.298%	3.027%	3.613%	4.049%	4.353%	4.551%	4.668%	4.726%	4.740%	4.725%	4.690%	4.641%	4.584%	4.520%	4.454%	4.386%	4.317%	4.249%
INTEREST RATES TREE	0.83%	1.467%	2.234%	2.934%	3.497%	3.917%	4.210%	4.400%	4.512%	4.567%	4.582%	4.567%	4.533%	4.486%	4.431%	4.370%	4.306%	4.241%	4.175%	4.109%
SEMESTER	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19

Spread TAB	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%

TABLE 5.6
Estimated Value of ELESUR Loan

DATE	28-Feb-03
SPREAD OVER TAB	0.50%
RENEWAL COMMISSION	0.25%
SPREAD REQUIRED OVER TREASURIES	10.69%
TREASURIES	1.20%
DISCOUNT RATE	11.90%

RESULT
LOAN VALUE	TAB 180	86.72%
	TAB 360	86.93%
	TAB 90	86.07%
	WEIGHTED AVG.	86.84%

DATE (FOR ALL THE LOANS)	28-Aug-02	28-Feb-03	28-Feb-03	13-May-03	28-Aug-03	28-Feb-04	13-May-04

DEBT 1
MATURITY	13-May-04
READJUSTMENT	TAB 180

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
SWAP RATE			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	0.96%
TOTAL RATE	1.46%			2.83%	2.83%	2.83%	2.83%
INTEREST			0.75		1.42	1.45	0.59
CAPITAL							95.58
PAYMENTS (USD)					1.42	1.45	96.17
PAYMENTS (UF)			0.75
PRESENT VALUE		87.37	0.75	—	1.35	1.29	83.98
LOAN VALUE (%)		86.72%

DEBT 2
MATURITY	13-May-04
READJUSTMENT	TAB 360

SPREAD PAID	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
SWAP RATE			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	4.07%
TOTAL RATE	4.57%		2.83%	2.83%	2.83%	2.83%	2.83%
INTEREST			2.34		1.42	1.45	0.59
CAPITAL							95.58
PAYMENTS (USD)					1.42	1.45	96.17
PAYMENTS (UF)			2.34
PRESENT VALUE		88.96	2.34	—	1.35	1.29	83.98
LOAN VALUE (%)		86.93%

DEBT 3
MATURITY	13-May-04
READJUSTMENT	TAB 90

SPREAD PAID	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
COMISION RENOVACION		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
SWAP RATE			2.33%	2.33%	2.33%	2.33%	2.33%
PREESTABLISHED RATE	0.10%
TOTAL RATE	0.10%		2.33%	2.33%	2.33%	2.33%	2.33%
INTEREST			0.05		1.17	1.19	0.49
CAPITAL							95.58
PAYMENTS (USD)					1.17	1.19	96.07
PAYMENTS (UF)			0.05
PRESENT VALUE		86.12	0.05	—	1.11	1.06	83.89
LOAN VALUE (%)		86.07%

GRAPH 5.A
Frequency Distribution of Loan Value

APPENDIX

Legal Report by Mr. José Joaquín Ugarte Godoy

Legal Opinion about the significance of the terms “subordinated debt” or “subordinated nature” used by the parties to qualify the obligation of Enersis S.A. to pay off a loan and the legal validity of a subordination agreement under Chilean law.

1) Background

1. - In a letter dated June 15, 2001 sent to Elesur’s General Manager José María Fesser, Enersis’ Adjunct Chief Executive Officer Juan I. Domínguez acknowledged that Enersis had received in May 1999 a two-year loan from Elesur for the sum of USD 2.1 billion in order to finance the acquisition of 34.7% of the capital stock of Endesa Chile. He added that in June 2000 the loan due date was extended for one year to May 2002. Later, he added, a loan payment was made in September 2000, leaving the balance due at “approximately 60,000,000 UF,” which in the month of May became a short-term liability.

Then the Enersis Adjunct Chief Executive Officer stated: a) that his company was dedicated to the task of refinancing its bank debt; b) that the Elesur loan becoming a short-term liability is damaging news in terms of the public information that the company must provide government authorities as well as national and international investors; c) that if the loan remains as a short-term liability, Enersis will face “strong pressures to refinance its liabilities;” and d) that the international risk rating agencies have considered, when assigning a rating to Enersis, that “the current inter-company debt is long-term in nature and could be gradually capitalized.”

Mr. Domínguez concluded the letter by asking Mr. Fesser if Elesur, in light of the above, would extend the due balance of the loan for one year to May 2003 while maintaining the same interest rate and currency conditions.

2. - Mr. José María Fesser, General Manager of Elesur, responded to the above mentioned letter of Mr. Juan Domínguez Arteaga, Adjunct Chief Executive Officer of Enersis, by saying that his company had approved the request for a postponement because it “considered that this inter-company loan was by nature subordinated.” He added, “This subordinated nature makes it necessary to modify the loan conditions by changing the interest rate to TAB + 50 basis points as of May 2002.”

3. - In a letter by Adjunct Chief Executive Officer Juan Domínguez Arteaga dated April 17, 2002, Enersis asked Elesur for another postponement of the same loan payment until May 2004. Elesur approved the postponement in a letter dated May 23, 2002.

4. - The loan from Elesur to Enersis will be appraised soon so that Elesur can use it to subscribe a planned capital increase by Enersis. - In order to perform the appraisal, the designated expert needs to know the legal implications under Chilean law of the term “subordinated nature” as used in the above mentioned inter-company correspondence.

II) Question Postulated

5. - Given the background information provided, I have been asked to give an legal opinion on the meaning of the terms “subordinated debt” or “subordinated nature” according to Chilean law and the legal implications of their use in the loan agreement between the two parties.

III) Legal Considerations

a)        The term “subordinated debt” comes from Anglo-American law. Its meaning and exceptionally limited use in Chile.

6. - First of all, it is necessary to warn that the term “subordinated debt” is very rare in Chilean law and that it comes form Anglo-American law. The first time it was exceptionally mentioned in Chilean law was in Law 18.818 (August 1, 1989), which will be discussed later on. It has not been used by legal authors when dealing generally or specifically with debt matters, nor applied by our courts of law or used in our contracts.

7. - In Black’s Law Dictionary, an authoritative classic of Anglo-Saxon law, we see that in a subordination agreement a creditor accepts a lower priority or junior claim on assets than someone with a higher priority or senior claim. A subordinated bond is payable only when all the other obligations have been paid in the event of bankruptcy. A subordinated loan is payable after all other creditors with higher claims have been paid.

8. - In Chile the term “subordinated debt” was introduced for the first time by Law 1,818 (August 1, 1989), which in its Article 3 modified Law 18,401 (January 26, 1985), which established regulations to normalize the situation of the banks that were intervened during the economic crisis of 1982-83. Law 18,818 added an Article 15 to Law 18,401, which said:

“Banks and financial institutions that have pending portfolio repurchase agreements with the Central Bank of Chile according to Article 10, can request that the latter substitute all the old portfolio repurchase agreements with new subordinated debt obligations according to this article (novation).”

Law 18,818 in its Article 1 N°VIII also introduced the term “subordinated bonds” for the first time into the General Bank Law, an updated version which was then contained in D.F.L. 252 (1960) by adding Article 68. Such Article 68, as modified, has been converted into Article 55 of the revised version of D.F.L. 3 (1977), which says the following:

“Banks may issue subordinated bonds, which in the event of bankruptcy shall be paid after the general creditors’ loans.”

“These bonds shall be considered as part of the capital of the bank for the purpose of legal limitations at the rate of 85% of their par value so long as this amount does not exceed 20% of the paid-in capital and reserves of the bank.”

The first paragraph of Article 55 of D.F.L. 3 (1997), which is the new Bank Law, is the same as the first paragraph of Article 68 of D.F.L. 252 and the subsequent paragraphs 2, 3, and 4 say the following:

Second paragraph: “The bonds shall be issued with an average maturity of not less than five years and without the option of prepayment. These bonds shall not be acquired by any company regulated by the Superintendency or by any of its subsidiaries or related companies.”

Third paragraph: “When the bank’s board of directors must present an agreement to creditors that is subsequently approved, the subordinated bonds owed by the bank, regardless of whether or not they have matured, shall be capitalized according to the law to the extent necessary so that the equity to risk adjusted asset ratio is not less than 12%. The transformation into shares shall be effected in accordance with Article 127.”

Fourth paragraph: “Law 18,045, which regulates the Securities Market, shall govern the remainder.”

9. - A brief explanation follows about subordinated debt as established in Article 15 of Law 18,401, which governs the situation of the intervened banks, which is of primary interest to us, as it refers to the most common use of the term subordination, and not especifically related to a bond:

1) When the economic crisis of 1982 and 1983 occurred, several large banks suffered serious financial problems due to the fact that debtors could not pay their bank obligations. In accordance with the General Bank Law, the banks were intervened and temporarily administered by government authorities.

2) Authorities concluded that in order to avoid an economic disaster it was necessary for the government to prevent the bankruptcy of those banks in trouble. They decided that the Central Bank should buy the banks’ loans by means of a repurchase agreement under which the banks promised to reacquire the loans in the future.

Afterward this was done, Law 18,401 was passed on January 25,1985 and stated the following:

“Establish regulations to normalize the situation of the intervened banks.”

Article 10 of this law authorized the banks that had as of the date of the law and within the next two years any pending repurchase agreements with the Banco Central that compromised their future earnings, to issue preferred stock shares (the preference consisting of a right to earn dividends to be charged to excess profits) with the prior approval of the Superintendency of Banks if it appeared that they could comply with their Central Bank repurchase agreements.

Article 15 of Law 18,401, which was added by means of Law 18,818 (August 1, 1989), enabled banks and financial institutions that had pending repurchase agreements with the Central Bank in accordance with Article 10 of Law 18,401 to request the Central Bank to replace all the repurchase agreements with subordinated debt having the following characteristics (such characteristics bear great importance as they give a concept of what the legislator considers “subordination”:

a) single balloon payment with no definite due date;

b) payable only from annual earnings after payment of preferred stock dividends;

c) not to be considered as a liability on the respective balance sheets; and

d) if bankruptcy as described in the third paragraph of Title XV of the General Bank Law occurs, the repurchase agreements with the Central Bank would be paid only after the other obligations had been paid, but before the payment of any investor dividends.

In other words, the subordinated debt established by Article 15 of Law 18,401 does not have a due date, is payable only if there are any profits, and, in the order of priorities in the case of bankruptcy, is payable after other debt or non-preferred obligations.

9. - Law 19,396, (July 29, 1995) authorized banks that maintained subordinated debt with the Central Bank in accordance with Article 15 of Law 18,401 to negotiate with the Central Bank to modify the payment conditions in the manner established therein.

10. - As far as it is known, there are no other cases of subordinated debt under Chilean law or regulations that allow the parties to a contract to subordinate a debt obligation.

b) Impossibility under Chilean law of the parties, whether contracting party or testator, establishing an order of debt payments in the event of bankruptcy of the debtor.

a) Chilean system of debt priorities.

11. - The Chilean system of debt priorities is established in the Civil Code under Title XLI of Book IV, Articles 2465 to 2491. The most important points are:

1) Every personal obligation gives the creditor rights over the present or future real estate and personal property of the debtor except for certain non-lien items. (Article 2465).

This principle establishes an essential characteristic of the civil obligation, which is not merely moral: the right to demand compliance of the obligations with all the property of the debtor excepting those items that by law can’t be embargoed. Furthermore, the second paragraph of Article 1470 defines civil debt as being those that give a right to demand compliance.

Evidently, the will of the parties (contracting parties or testators) can’t override the essential character of a civil obligation, which is the right to demand its compliance. Only the law can exempt someone from this requirement, and it does so when it grants the privilege of competence to the persons explicitly listed in Article 1626 of the Civil Code: ancestors, offsprings, spouse, etc. The privilege of competence consists of the debtor not being obligated to pay more than he reasonably can, leaving him as a result with the minimum required for a modest subsistence, according to his class and circumstances and with the responsibility to resume payments when his situation improves (Article 1625).

II) Equality of Creditors (par conditio)

Under the law, creditors of the same debtor are, in principle, all equal. All equally have the right to be satisfied. If the property of the debtor is insufficient, then the creditors are satisfied on a pro rata basis, according Article 2469 del Civil Code:

“The creditors, with the exceptions indicated in Article 1618, can demand that debtor’s property be sold in sufficient quantity in order to fully pay off the debts, including interest and collection costs, and in the case that it is insufficient, to prorate the proceeds, if there are no special priorities, according to the classification below”.

Thus, credits are satisfied in an equal manner, unless there are priorities, which will be discussed later. Bankruptcy law is the fundamental instrument that guarantees the essential principle of creditor equality. Bankruptcy consists of transferring to a court appointed receiver the administration of the bankrupt debtor’s assets in order to liquidate them in an orderly fashion and thereby pay off all the creditors on an equal basis, unless there are some creditors who have legal priority. The principle of creditor equality is also guaranteed by acción pauliana (action by a creditor against a debtor to nullify fraudulent acts) and third party payments that form part of normal non-bankruptcy executory suit.

III) There are two special cases in which certain credits have priority over others: creditor privileges and mortgages. The first paragraph of Article 2470 states:

“Priorities exist only in creditor privileges and mortgages.”

A mortgage consists of the right to be paid preferentially with a contractual guarantee consisting of a property, generally real estate. The so-called mortgage contracts grants the creditor the legal right of hypothecation (dismemberment of ownership), under which the creditor may pursue the property on whoever’s hands it is, sell the property, and use the proceeds to pay off the loan.

Creditor privileges involve some or all of the debtor’s property but do not constitute a right to sue the new property owner if the debtor has sold it. Creditor priorities cover all the debtor’s property from grades one to four on the scale of priorities. Category 1 priorities are described in Article 2472. Some examples are court costs incurred by creditors, funeral costs of a deceased debtor, worker’s compensations, etc. Category 4 priorities generally consist of property that is administered by law by third parties.

Category 3 priorities correspond to mortgage loans, and Category 2 priorities refer to the right of certain creditors over specified personal or movable properties: the pledge creditor over the property pledged, the transporter over the goods transported, etc.

The fifth category of credit lacks any type of priority. In legal jargon they are known as general creditors or quirografarios.

General creditors are paid on a pro rata basis after the preferred loans have been satisfied.

IV) Creditor priorities are established only by law. The reason for this is that equality is an essential principle because the strict the observance of a fair distribution in case of insolvency constitutes an important public policy that affects the health of the economy.

Article 2488, which comes after the articles that establish the previously described four categories of creditor preferences, clearly states that creditor priorities can only be established by law. It states the following:

“The law does not recognize any priorities other than those mentioned in the preceding articles. “.

In full accordance with this principle, Article 147 of the Bankruptcy Law states:

“Creditors shall be paid in the form and order of priority established by law. “

b) Legal nature of creditor priorities: can’t be created by the will of the parties.

12. - Consequently, as discussed above, individuals can’t create payment priorities. This can only be done by law, which in effect establishes, recognizes, and defines essential legal terms. This cases involves the concept of civil debt, which basically means the right to demand compliance over all debtor property, which constitutes the so-called right of general pledge. This means that all creditors must be equal with each other (par conditio). However, there are certain exceptional priorities permitted by the law for the public good.

13. - The fact that creditor priorities can only be established by Chilean law is beyond discussion.

For example, Mr. René Abeliuk, a prominent lawyer, stated the following in his treatise on debt:

“Creditor privileges are based solely on the law. Neither the parties, nor the judge, nor the testator can confer a credit that does not have it, a priority to be paid ahead of others...”

“The reason for this characteristic of the creditor privilege is obvious. As previously discussed, the existence of payment priorities can mean on many occasions the difference between getting paid or not. In the case of default, the law indicates who should be paid according to his nature. If the parties were permitted to establish priorities that would change everything and weaken the position of those creditors, who by law should have a priority. On the other hand, if they were permitted to do so, all the contractual creditors would demand priorities by threatening not to grant credits.” (René Abeliuk. Las Obligaciones, Editorial Jurídica de Chile, 1993, t. II, n°981. pg. 810).

Similarly, it is worthwhile to review the treatise about Credit Priorities by Professor Hernán Larraín Ríos (Distribuidora Forense Limitada, Santiago, 1998, t. I, pgs. 47 and 49).

16. - As a universal legal principle, it is also mentioned in Articles 2093 and 2094 of the French Civil Code:

2093: “Debtor property is the normal pledge for creditors, and its price is distributed among creditors on a pro rata basis, unless there are legitimate creditor priorities.”

It is necessary to consider that “legitimate” means “legal,” as established by law.

2094: “Legitimate creditor priorities exist in creditor privileges and mortgages.”

The first Article corresponds evidently to our Article 2469 described above and the second to the first paragraph of our Article 2470.

Troplong points out that creditor privileges can only be established by law (Priviléges et Hipothèques, 1854, t. I, n°29, cuerpo y nota 2, pg. 23), citing two decisions by the Appeals Court dated May 18, 1831 and August 3, 1837.

Going back even further, we can see that the institution of creditor privileges comes from implicit mortgages contained in Roman law. In Rome pledge and mortgage rights (fixed pledge, which generally refers to real estate) could be established by a legal business, established by law or by legal authorities (Felipe Serafini, Instituciones de Derecho Romano, Hijos de José Espasa, Barcelona, Spanish version of the 9th Italian edition, t. I, pg. 487).

“In certain cases”, says this famous Roman scholar, “the law immediately grants the creditor pledge or mortgage rights, even though they have not been formally constituted. In such cases, the Romans said that pledge or mortgage rights are established implicitly (pignora tacite contracta), whereas nowadays they are called legal pledges or mortgages. These modern legal pledges can be classified according to the extent that cover some or all of the debtor’s current or future property: The first type is called special legal pledge or mortgage; and the second, general legal pledge or mortgage.”

It can be seen, then, that special pledges correspond, for example, to landlord rights over the belongings placed by the tenant in the rented property. On the other hand, general pledges correspond, for example, to government on income taxes (corresponds to our first category) and those of rights of wards, children, and married women against guardians, fathers, and spouses for the responsibilities contracted in the administration of their possessions (corresponds to our fourth category taxes) (op. and t. cit., pgs 490 – 491).

Thus, the priorities that formed part of implicit pledges and mortgages in Roman law were based on the law and not on the will of the parties.

17. - Likewise, the following distinguished Argentine lawyers mention this legal principle: Héctor Lafaille (Derecho Civil, Tratado de las Obligaciones, vol. I, n°(s). 627 y 628, pgs. 568 y 569, Ediar, Buenos Aires, 1947); Jorge Joaquín Llambías (Tratado de Derecho Civil, Obligaciones. t. I, 4(a) ed., Perrot, Buenos Aires, 1983, n°491, pgs. 639 – 640); Guillermo Borda (Tratado de Derecho Civil, Obligaciones. t. I, Perrot, Buenos Aires, 8(a) ed., 1998, n°258, pg. 214), and Luis María Boffi-Boggero (Tratado de las Obligaciones, t. 3, Astrea. Buenos Aires, 1975, n°724, pg. 13).

c) Mortgage Postponement or Waiver

18. – These particular cases do not contradict what we have been saying. It is known that different mortgages on the same farm have different priorities according to the date of inscription or the order of inscription if on the same date: Article 2477 and 2410 of the Civil Code. Now then, everybody agrees that a mortgage creditor that has priority over another can cede his position and that he can also cede it to a general creditor. But this does not contradict what we have said because it corresponds to a partial or total waiver of a right that is not part of the credit itself, which is the mortgage. Furthermore, there is no general priority in favor of undetermined creditors, but rather a waiver in favor of another determined creditor.

c) Inefficiency of Subordination Agreement

19.- Based on all of the above, I believe that it is possible to answer the question posed: Is an agreement between a lender and borrower in which the former agrees that in the case of default his obligation will be paid after the general creditors, valid?

Of course, there is no law that expressly authorizes such an agreement or that gives a subordinated nature to such an obligation. Under Chilean law, this only occurs in a few specific cases for certain very limited types of bank obligations. Can the parties establish the subordinated nature?

It is also necessary to consider that the borrower is not agreeing to the priority for his benefit. On the contrary, the priority on his credit is being given to the general creditors. At first glance, one could think that this does not violate the spirit of the principle that the law does not recognize priorities that it has not established.

However, we think that the conclusion ought to be the opposite, because a priority is being given to the fifth category by means of a conventional creation of a sixth category of priority. There is no waiver in favor of a determined creditor but rather an attempt to establish a fifth category priority against a prohibition that can’t be more peremptory, categorical, and absolute: “The law does not recognize any priorities other than those indicated in the preceding Articles.” (Article 2488). If this were not enough, it is also necessary to think that the law, seeking to regulate bankruptcy for the sake of public interest, has sought to simplify matters by eliminating major complexities including problems of proof. Furthermore, the waiver would only be possible once the ability to be paid in the priority order is available, that is , once the default is overcome. Thus, it would constitute a donation in accordance with Article 1397 of the Civil Code, which states that there is donation when a pledge or mortgage is remitted in the event of default by the debtor. If there were donation there would have to be acceptance by each favored general creditor and notification of the acceptance according to Article 1412 of Civil Code and there would also have to be an insinuation. In sum, an initial postponement agreement between lender and borrower could not be considered a waiver if the debtor is still in default

Therefore, the first reason to deny the validity of a “subordination” agreement would be that it violates Article 2488 by creating a priority not established by the law in favor of the general creditors.

20.- A second reason to deny the validity of a subordinated agreement of debt is that it would leave in the hands of the borrower the control over the compliance or noncompliance with the obligation because he could obtain more and more general creditor credits so as to make it illusionary. This is contrary to the concept of civil debt.

21.- Consequently, I believe that a subordination agreement is absolutely invalid, because it violates an express legal prohibition against creating priorities contained in Article 2488 of the Civil Code and is incompatible with the definition of civil debt.

This invalidity operates by means of law. This means that it does not require a court order because it is clearly established in the law, which states that it will not recognize subordination agreements, leaving no roomn for interpretation or order by a judge.

IV) Conclusions

Based on the above analysis, I have reached the following conclusions:

I) The term “subordination agreement” or “subordinated nature” is not defined in Chilean law. It is alien to it because the term comes from Anglo-American law. It was introduced into Chilean law by Law 18,818 (January 1, 1989) for certain special types of bank obligations.

II(a)) In the special cases contemplated by the law, the term basically means that in the event of default the debt is paid after the general creditor debts.

III) No Chilean law authorizes in general terms the signing of a debt subordination agreement.

IV) Chilean law does not permit the parties to establish the subordinate nature of a debt obligation unless expressly authorized to do so by the law because: a) it would create a priority in favor fifth category credits, and the law does not recognize any priorities unless established by law, and b) it would infringe in practice the inherent right of a civil obligation to demand its compliance.

V) Consequently, a subordination agreement is absolutely and legally invalid because the Chilean law does not authorize it. Therefore, such an obligation is not subordinated, and the referred credit is unsecured and payable on its due date just like any other fifth category credit.

José Joaquín Ugarte Godoy Lawyer Professor of Civil Law Pontificia Universidad Católica de Chile.